3/3

Follow-Up Materials

03007135

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hong Kong Aircraft Engineering Co Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
MAR 1 0 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3846 FISCAL YEAR 12-31-99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/5/03

HAECO


HAECO
EVERGRE
HAECO

Hong Kong Aircraft Engineering Company Limited Annual Report 1999

香港飛機工程有限公司 一九九九年報告書


山東航空
SHANDONG AIRLINES
SDA

SHANDONG, MAINLAND CHINA
中國內地・山東
SHANDONG TAECO
山東太古飛機工程有限公司

◀ Base Maintenance
基地維修

Base Maintenance 基地維修 ▼


TAECO

XIAMEN, MAINLAND CHINA 中國內地・廈門
TAECO 廈門太古飛機工程有限公司



▲ Base Maintenance
基地維修

▼ Engine Overhaul 發動機大修



▼ Avionics Overhaul 航電大修




HAESL

TSEUNG KWAN O, HONG KONG 香港將軍澳
HAECO 香港飛機工程有限公司
HAESL 香港航空發動機維修服務有限公司


SHANDONG 山東
CHINA 中國
XIAMEN 廈門
HONG KONG 香港


HONG KONG 香港
HONG KONG
INTERNATIONAL AIRPORT
香港國際機場
TSEUNG KWAN O
將軍澳


CHEK LAP KOK, HONG KONG 香港赤鱲角
HAECO 香港飛機工程有限公司
HAECO
EVERGREEN INTERNATIONAL



Line Maintenance
外勤維修

Highlights

摘要

	1999 (HK$M)	1998 (HK$M)	DECREASE % 減少百分率	
Turnover	**1,959.2**	2,028.2	-3.4%	營業總額
Profit attributable to shareholders	**59.4**	145.6	-59.2%	股東應佔溢利
Dividends	**81.4**	111.1	-26.7%	股息
Shareholders' funds	**2,448.1**	2,470.1	-0.9%	股東資金
Earnings per share	**HK$0.32**	HK$0.79	-59.2%	每股盈利
Dividends per share	**HK$0.44**	HK$0.60	-26.7%	每股股息
Shareholders' funds per share	**HK$13.23**	HK$13.34	-0.9%	每股股東資金


EVERGREEN
INTERNATIONAL
N470EV





Contents
目錄

HAECO

Ten Year Financial Summary

	1999 HK$M	1998 HK$M	1997 HK$M	1996 HK$M	1995 HK$M
Turnover	**1,959.2**	2,028.2	2,375.1	2,461.5	2,390.8
Profit attributable to shareholders	**59.4**	145.6	320.1	494.5	331.3
Dividends	**81.4**	111.1	148.2	148.2	148.2
Net assets employed:					
Fixed assets	**1,772.5**	1,894.6	1,057.1	400.7	324.4
Other assets	**1,188.5**	1,475.6	1,969.5	2,428.3	2,068.0
	2,961.0	3,370.2	3,026.6	2,829.0	2,392.4
Less: liabilities	**394.7**	778.6	584.8	554.9	464.9
Net assets	**2,566.3**	2,591.6	2,441.8	2,274.1	1,927.5
Financed by:					
Shareholders' funds	**2,448.1**	2,470.1	2,436.7	2,269.3	1,922.9
Minority interest	**4.8**	5.3	5.1	4.8	4.6
Long term loan	**113.4**	116.2	-	-	-
	2,566.3	2,591.6	2,441.8	2,274.1	1,927.5
	HK$	HK$	HK$	HK$	HK$
Earnings per share	**0.32**	0.79	1.73	2.67	1.79
Dividends per share	**0.44**	0.60	0.80	0.80	0.80
Shareholders' funds per share	**13.23**	13.34	13.16	12.25	10.38
Dividend cover - times	**0.73**	1.31	2.16	3.34	2.24

Turnover 1990-1999
營業總額


2,500
2,000
1,500
1,000
500
0
Total HK$M 總計港幣百萬元
90 91 92 93 94 95 96 97 98 99

Profit attributable to shareholders 1990-1999
股東應佔溢利


500
400
300
200
100
0
Total HK$M 總計港幣百萬元
90 91 92 93 94 95 96 97 98 99

十年財務概要

1994 HK$M	1993 HK$M	1992 HK$M	1991 HK$M	1990 HK$M	
2,418.4	2,307.1	2,097.1	1,806.1	1,601.2	營業總額
413.6	447.0	387.9	320.6	289.4	股東應佔溢利
174.1	187.0	168.5	150.0	140.7	股息
					資產淨值包括:
366.6	363.9	373.1	387.3	381.7	固定資產
1,913.1	1,674.1	1,263.0	931.6	762.6	其他資產
2,279.7	2,038.0	1,636.1	1,318.9	1,144.3	
552.1	549.5	407.4	309.0	287.8	減: 負債
1,727.6	1,488.5	1,228.7	1,009.9	856.5	資產淨值
					資本來源:
1,722.7	1,483.1	1,223.1	1,003.7	850.2	股東資金
4.9	5.4	5.6	6.2	6.3	少數股東權益
-	-	-	-	-	長期借款
1,727.6	1,488.5	1,228.7	1,009.9	856.5	
HK$	HK$	HK$	HK$	HK$	
2.23	2.41	2.09	1.73	1.56	每股盈利
0.94	1.01	0.91	0.81	0.76	每股股息
9.30	8.01	6.60	5.42	4.59	每股股東資金
2.38	2.39	2.30	2.14	2.06	盈利對股息比率倍數

Earnings and dividends per share 1990-1999
每股盈利及每股股息


3.00
2.50
2.00
1.50
1.00
0.50
0.00
Total HK$ 總計港幣元
90 91 92 93 94 95 96 97 98 99
Earnings 盈利
Dividends 股息

Shareholders' funds 1990-1999
股東資金


2,500
2,000
1,500
1,000
500
0
Total HK$M 總計港幣百萬元
90 91 92 93 94 95 96 97 98 99
Share capital 股本
Retained earnings 保留盈利


POLAR AIR

Base Maintenance – Hong Kong

基地維修 – 香港



HAECO provides airframe overhaul, major structural modifications, refurbishment and painting for many types of aircraft including B747, L1011, A320, A330, A340 and B777. A single three-bay hangar at Hong Kong International Airport gives a column-free working area of 15,000 square metres, allowing it to accommodate three B747-400 aircraft at one time.

港機工程為多種類型飛機，包括波音747、洛歇1011、空中巴士320、330、340及波音777型飛機提供機架大修、大型結構改裝、翻新及油漆服務。位於香港國際機場的一個三機位單一機庫提供一萬五千平方米無支柱工場面積，使之能同時容納三架波音747-400型飛機。






B-HON
Swire Group

Line Maintenance

外勤維修


HAECO

HAECO provides 24-hour-a-day ramp handling and maintenance services, including transit servicing and comprehensive cleaning, at Hong Kong International Airport, for more than 60,000 flights annually by more than 40 major airline customers.

港機工程每天提供二十四小時停機坪處理及維修服務，包括在香港國際機場為逾四十個主要航空公司客戶每年逾六萬班航機提供航機過境服務及全面清潔服務。




SKY CRUISER


AVTRON
HYDRAULIC CONSOLE

Component and Avionics Overhaul

部件大修及航電大修


Test Data
SERVO CURRENT
COURSE
FINE

HAECO's workshops at Tseung Kwan O specialise in the overhaul of mechanical, hydraulic, pneumatic and fuel system components, as well as a wide range of avionics components including electrical, instrument and radio, ranging from conventional analogue to the most advanced digital equipment.

港機工程位於將軍澳的工場專門大修機械、液壓、氣壓與燃油系統部件及各類航電部件包括電器、儀錶及無線電，由常用類比系統以至最先進的數據設備不等。





Engine Overhaul
發動機大修



HAESL offers strip, inspection, repair, build and test capabilities on Rolls-Royce RB211 and the latest generation Trent 700 and 800 series engines, as well as overhaul and test capabilities on the IAE V2500.

香港航空發動機維修服務為勞斯萊斯RB211及最新一代特倫特700及800系列引擎進行拆卸、檢查、修理、建造與測試，及為IAEV2500引擎進行大修及測試。




CATHAY PACIFIC

Base Maintenance – Xiamen

基地維修 – 廈門


N207AE

TAECO offers airframe overhaul and structural modifications at its facilities in Xiamen, principally on B747 aircraft. Its two twin-bay hangars are each capable of accommodating two B747-400 aircraft at one time.

廈門太古飛機工程主要為波音 747 型飛機在其廈門設施提供機架大修及結構改裝。該公司兩個雙機位機庫每個均能同時容納兩架波音 747-400 型飛機。





Directors

Executive Directors

D M Turnbull, aged 44, has been Chairman of the Board since September 1995. He was Director and Managing Director of the Company from January 1990 to December 1993 and rejoined the Board in March 1995. He is also Deputy Chairman and Chief Executive of Cathay Pacific Airways Limited and a Director of Swire Pacific Limited and John Swire & Sons (H.K.) Limited. He joined the Swire Group in 1976.

P K Chan, aged 54, has been Managing Director since July 1998. He first joined the Company in 1966 and resigned from the Company as Deputy Chief Engineer (Maintenance) in June 1990. He rejoined in December 1992 as General Manager (Base Maintenance & China Operations) and was appointed a Director on 2nd November 1993.

A Hoad, aged 36, has been a Director of the Company since May 1998. He held several senior management positions with Cathay Pacific Airways Limited's Engineering Department prior to joining the Company.

P A Kilgour, aged 44, has been Director (Finance) since November 1998. He was General Manager (Finance) of the Company from 1st January 1995 to 12th November 1998. He joined the Swire Group in 1983.

S K C Lau, aged 57, has been a Director of the Company since January 1997. He joined the Company on 1st August 1975 and has previously held the positions of General Manager (Personnel) from January 1990 to December 1993 and General Manager (Personnel and Administration) from January 1994 to December 1996.

Non-Executive Directors

D G Cridland, aged 54, has been a Director of the Company since May 1998. He is also Engineering Director of Cathay Pacific Airways Limited and a Director of AHK Air Hong Kong Limited and Associated Engineers Limited.
Alternate: C. Gibbs

董事

常務董事

唐寶麟，現年四十四歲，自一九九五年九月起出任董事局主席。彼於一九九零年一月至一九九三年十二月期間出任本公司董事兼董事總經理，並於一九九五年三月再次加入董事局。彼亦為國泰航空有限公司副主席兼行政總裁，並為太古股份有限公司及香港太古集團有限公司董事。彼於一九七六年加入太古集團。

陳炳傑，現年五十四歲，自一九九八年七月起出任董事總經理。彼於一九六六年首次加入本公司，於一九九零年六月離職，當時為本公司副總工程師（維修）。彼於一九九二年十二月再次加入本公司為總經理（基地維修及中國業務），於一九九三年十一月二日獲委任為董事。

何安迪，現年三十六歲，自一九九八年五月起出任本公司董事。彼於加入本公司前，曾在國泰航空有限公司工程部出任多個高層管理職位。

喬浩華，現年四十四歲，自一九九八年十一月起出任董事（財務）。彼於一九九五年一月一日至一九九八年十一月十二日期間出任本公司總經理(財務)。彼於一九八三年加入太古集團。

劉廣全，現年五十七歲，自一九九七年一月起出任本公司董事。彼於一九七五年八月一日加入本公司，於一九九零年一月至一九九三年十二月期間出任總經理（人事），及於一九九四年一月至一九九六年十二月出任總經理（人事及行政）。

非常務董事

梁德基，現年五十四歲，自一九九八年五月起出任本公司董事。彼為國泰航空有限公司工務董事，並為華民航空有限公司及聯誼工程有限公司董事。
代董事：簡柏基

J S Dickson Leach*#, aged 54, has been a Director of the Company since July 1986. He is also a Director of CLP Holdings Limited, China Light & Power Co. Limited, Tai Ping Carpets International Limited and The Hongkong & Shanghai Hotels, Limited.
Alternate: M.D. Kadoorie

D C Y Ho, aged 52, was appointed a Director in September 1999. He joined the Swire Group in 1970 and has worked with the Group in Hong Kong and Taiwan. He is also a Director of Swire Pacific Limited.

P A Johansen#, aged 57, has been a Director since July 1984. He joined the Swire Group in 1973 and has worked with the Group in Hong Kong and Japan. He is also a Director of John Swire and Sons Limited and Swire Pacific Limited.

J P Paterson, aged 43, has been a Director of the Company since October 1998. He was previously General Manager Airports of Cathay Pacific Airways Limited. He joined the Swire Group in September 1978. He is also Director and General Manager of Hong Kong Aero Engine Services Limited.

A N Tyler, aged 44, has been a Director of the Company since December 1996. He joined the Swire Group in 1977 and has worked in Australia, the Philippines, Canada, Japan and Europe. He is a Director of John Swire & Sons (H.K.) Limited, Director Corporate Development of Cathay Pacific Airways Limited and a Director of Hong Kong Dragon Airlines Limited.

Dr. A S C Wu*#, CBE, LLD, JP, aged 79, has been a Director of the Company since January 1983. He is also the Chairman of Fidelity Management Limited, Vice Chairman of Dai Nippon Printing Co., (HK) Limited and a non-executive Director of a number of listed companies including Hong Kong Ferry Co. Limited.

* *Independent Non-Executive Director*
# *Member of the Audit Committee*

李德信*#，現年五十四歲，自一九八六年七月起出任本公司董事。彼亦為中電控股有限公司、中華電力有限公司、太平地氈國際有限公司及香港上海酒店有限公司董事。
代董事：米高嘉道理

何祖英，現年五十二歲，於一九九九年九月獲委任為董事。彼於一九七零年加入太古集團，曾在集團之香港及台灣辦事處工作。彼亦為太古股份有限公司董事。

容漢新#，現年五十七歲，自一九八四年七月起出任董事。彼於一九七三年加入太古集團，曾在集團之香港及日本辦事處工作。彼亦為英國太古集團有限公司及太古股份有限公司董事。

鮑天頌，現年四十三歲，自一九九八年十月起出任本公司董事。彼曾為國泰航空有限公司機場站總經理。彼於一九七八年九月加入太古集團。彼亦為香港航空發動機維修服務有限公司董事及總經理。

湯彥麟，現年四十四歲，自一九九六年十二月起出任本公司董事。彼於一九七七年加入太古集團，曾在澳洲、菲律賓、加拿大、日本及歐洲工作。彼為香港太古集團有限公司董事、國泰航空有限公司企業發展董事及港龍航空有限公司董事。

吳樹熾博士*#，CBE, LLD, JP，現年七十九歲，自一九八三年一月起出任本公司董事。彼亦為正信工商顧問有限公司主席、大日本印刷香港有限公司副主席及多間上市公司包括香港小輪有限公司之非常務董事。

* *獨立非常務董事*
# *審核委員會成員*

Executive Officers

Secretary

P A Moore, aged 42, has been Company Secretary since October 1997. He joined the Swire Group in 1989 and has worked with the Group in Hong Kong and Japan.

Executive Officers

F C H Chan, aged 52, joined the Company in 1967 and was appointed General Manager (Component & Avionics Overhaul) in December 1996. He is also Director and General Manager of BFGoodrich Aerospace Asia-Pacific Limited since September 1996.

J A Hurran, aged 55, has been General Manager (Commercial) since March 1999. He joined the Company in 1982 and was appointed General Manager (Marketing and Business Acquisition) in June 1996.

A Sathianathan, aged 52, rejoined the Company in 1992 and was appointed General Manager (Materiel Management) in August 1998. He was previously employed by the Company from 1987 to 1989.

P Yu, aged 52, has been General Manager (Maintenance) since December 1999. He rejoined the Company as General Manager (Base Maintenance) in September 1997. He was previously employed by the Company from 1967 to 1990.

行政人員

公司秘書

P A Moore，現年四十二歲，自一九九七年十月起出任公司秘書。彼於一九八九年加入太古集團，並曾在集團之香港及日本辦事處工作。

行政人員

陳智雄，現年五十二歲，於一九六七年加入本公司，於一九九六年十二月獲委任為總經理(零件及航電大修)。彼亦自一九九六年九月起出任BFGoodrich Aerospace Asia-Pacific Limited董事兼總經理。

賀倫，現年五十五歲，自一九九九年三月起出任總經理（商務）。彼於一九八二年加入本公司，於一九九六年六月獲委任為總經理（市務及商務拓展）。

沙舒雅，現年五十二歲，於一九九二年再次加入本公司，並於一九九八年八月獲委任為總經理（物資管理）。彼曾於一九八七年至一九八九年受聘於本公司。

虞金林，現年五十二歲，自一九九九年十二月起出任總經理（維修）。彼於一九九七年九月再次加入本公司出任總經理（基地維修）。彼曾於一九六七年至一九九零年受聘於本公司。

Advisers

顧問

Registered Office
35th Floor, Two Pacific Place
88 Queensway
Hong Kong

註冊辦事處
香港金鐘道八十八號
太古廣場二期三十五樓

Auditors
PricewaterhouseCoopers

核數師
羅兵咸永道會計師事務所

Depositary
The Bank of New York
American Depositary Receipts
101 Barclay Street
22nd Floor west
New York, NY 10286
USA

Website: http://www.bankofny.com/adr
(Toll free) 1-888-BNY-ADRS

股票托管處
The Bank of New York
American Depositary Receipts
101 Barclay Street
22nd Floor west
New York, NY 10286
USA

網址：http://www.bankofny.com/adr
(美國境內免費電話) 1-888-BNY-ADRS

Principal Bankers
The Hongkong and Shanghai Banking Corporation Limited

主要往來銀行
香港上海滙豐銀行有限公司

Registrars
Central Registration Hong Kong Limited
19th Floor, Hopewell Centre
183 Queen's Road East, Hong Kong

股份登記處
香港中央證券登記有限公司
香港皇后大道東一八三號
合和中心十九樓

Solicitors
Johnson, Stokes & Master

法律顧問
孖士打律師行

For further information about Hong Kong Aircraft Engineering Company Limited, please contact:

Manager
Group Public Affairs
Hong Kong Aircraft Engineering Company Limited
35th Floor, Two Pacific Place
88 Queensway
Hong Kong
Tel: (852) 2840-8098
Fax: (852) 2526-9365
Website: http://www.haeco.com

查詢有關香港飛機工程有限公司詳情，請聯絡：

香港飛機工程有限公司
公共事務經理
香港金鐘道八十八號
太古廣場二期三十五字樓
電話：(852) 2840-8098
傳真：(852) 2526-9365
網址：http://www.haeco.com

Chairman's Statement

Results

The Group's profit attributable to shareholders for the year was HK$59.4 million. This represents a decrease of 59.2% from that of 1998. Profit attributable to shareholders before restructuring costs, which were incurred in both 1999 and 1998, decreased by 25.4%.

The Company's operating profitability declined during 1999 as revenues and margins in both technical and non-technical line maintenance remained under severe competitive pressure. The Company's airframe heavy maintenance facilities have been reasonably busy, but worldwide rates for such work have shown some signs of softening in recent months.

A comprehensive restructuring of the Company's operations was carried out during the fourth quarter of 1999. This involved the realignment of certain wage and salary structures to meet market conditions and some reduction in staff numbers in all areas of the Company. As a result, approximately 720 staff left the Company through a combination of voluntary severance and involuntary retrenchment.

Contributions from jointly controlled companies improved, with the major portion of the increase provided by Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO).

There have been signs in the last few months of an upturn in the airline industry in the Asia-Pacific region. In due course, this should lead to increased aircraft movements and to improved revenue opportunities for aviation industry service providers. However, in the short term the competitive pressures at Hong Kong International Airport are likely to remain intense.

Your Directors have recommended a final dividend for 1999 of HK$0.30 per share which, together with the interim dividend of HK$0.14 per share paid on 27th September 1999, results in a total distribution for the year of HK$0.44 per share, a reduction of 26.7% from the total dividend declared for 1998.

Operations

At the end of 1999 the Company, either directly or through its jointly-controlled company in Xiamen, TAECO, had comprehensive maintenance contracts covering twenty-five Boeing 747s, eleven B777s, fourteen Airbus Industrie A340s and twelve A330s for Cathay Pacific Airways, five A320s, two A321s and five A330s for Dragonair and three B747s for Air Hong Kong. These contracts cover the provision of line maintenance and hangar-based maintenance as well as the overhaul of certain components.

The Company maintains a strong position in technical and non-technical line maintenance at Hong Kong International Airport, where such services are performed for more than 40 international airlines. However, the market is extremely price-sensitive.

主席報告書

業績

本年度股東應佔溢利為港幣五千九百四十萬元，較一九九八年下降百分之五十九點二。在未扣除於一九九九及一九九八年帶來之重組架構費用前，股東應佔溢利下降百分之二十五點四。

本公司於一九九九年之營業溢利率下降，主要由於技術性及非技術性外勤維修收益及邊際利潤仍然受到嚴重的競爭壓力。雖然本公司的飛機機架大規模維修設施一直繁忙，但該等工程的全球收費率在最近數月出現一些下降跡象。

在一九九九年第四季，本公司進行了一項大規模的業務重組計劃，包括重組若干工資及薪酬架構以迎合市場情況，及在本公司各個部門略為減少員工數目。因此，約有七百二十名員工透過自願遣散及非自願裁減計劃離開公司。

來自共同控制公司的業績有所改善，而大部分增加來自廈門太古飛機工程有限公司。

在過去數月，亞太區航空業出現好轉跡象，將來應可為航空服務提供者帶來更多往來航機班次及更佳的收益機會。然而，香港國際機場在短期內仍可能處於強烈的競爭壓力之下。

董事局建議派發一九九九年度末期股息為每股港幣 0.30 元。連同於一九九九年九月二十七日派發之中期股息每股港幣 0.14 元，本年度共派息每股港幣 0.44 元，比一九九八年全年派發之股息下降百分之二十六點七。

業務

於一九九九年底時，本公司直接或透過其廈門共同控制公司廈門太古飛機工程所獲得之全面維修合約，為國泰航空公司二十五架波音 747 型飛機、十一架 B777 型飛機、十四架空中巴士工業公司 A340 型飛機和十二架 A330 型飛機，港龍航空公司五架 A320 型飛機、兩架 A321 型飛機、五架 A330 型飛機，及華民航空三架 B747 型飛機提供服務。此等合約包括提供外勤維修與機庫維修及若干部件的大修服務。

本公司在香港國際機場的技術性及非技術性外勤維修服務維持穩健地位，為超過四十間國際航空公司提供該等服務。然而，市場對價格非常敏感。

除了為以香港為基地的航空公司進行工程外，本公司亦為長青國際航空公司、 American International Airlines 、 American Trans Air 、西北航空公司、沙地阿拉伯航空公司、菲律賓航空公司、澳門航空公司、 Polar Air Cargo 、通用電氣及復興航空公司的飛機進行大型運用機庫之維修計劃。

年內，本公司部件大修設施的使用率大致合理。

In addition to work carried out for Hong Kong based airlines, extensive hangar-based maintenance work packages were also carried out on aircraft for Evergreen International Airlines, American International Airlines, American Trans Air, Northwest Airlines, Saudi Arabian Airlines, Philippine Airlines, Air Macau, Polar Air Cargo, General Electric and Transasia.

Utilisation of the Company's component overhaul facilities during the year was reasonable.

Facilities

The Company is the sole provider of comprehensive aircraft maintenance at Chek Lap Kok. The Company's premises comprise a single hangar capable of fully enclosing three wide-bodied aircraft, together with associated backshops, and a five-storey building at Tseung Kwan O housing component and avionic overhaul workshops and administration offices. The Company also occupies space at the airport terminal.

Jointly controlled companies

TAECO now operates two hangars, each of which is capable of fully enclosing two B747 aircraft, having opened the second hangar in April 1999. Capacity was well-utilised during 1999, with the completion of a number of comprehensive heavy maintenance packages on Cathay Pacific Airways aircraft. Substantial work has also been carried out for Japan Airlines, Singapore Airlines, All Nippon Airways, Air New Zealand, Air Hong Kong, South African Airways, Northwest Airlines and Philippine Airlines. Profit for the year increased over 1998.

Hong Kong Aero Engine Services Limited (HAESL) maintained a similar level of profit in 1999. In addition to work performed for Cathay Pacific Airways, significant engine work was also carried out for South African Airways, Emirates Airlines, Rolls-Royce plc, China Southern Airlines and Air Transat. In March the formation of Singapore Aero Engine Services Pte. Limited, a joint venture with Rolls-Royce plc and Singapore Airlines Engineering, was announced, and HAESL will have a 20% stake. The joint-venture company will establish a Trent engine overhaul facility in Singapore complementing the Hong Kong capabilities of HAESL.

Tyre retreading volumes and profits at Bridgestone Aircraft Tire Company (Asia) Limited's Tai Po facility remained at a similar level to 1998.

BFGoodrich Aerospace Asia-Pacific Limited, which refurbishes carbon brakes at Fanling, continued to perform very well.

Finance

The Group's net liquid funds decreased by HK$330.9 million during 1999 to HK$103.0 million at the end of the year as a result of final payments on construction of the new facilities at Hong Kong International Airport and Tseung Kwan O. All of these funds were managed by the Company. Returns for the year were satisfactory.

設備

本公司為赤鱲角唯一一間提供全面飛機維修服務之公司。本公司之設施包括一個可完全容納三架廣體飛機的單一機庫和有關維修工場，及位於將軍澳一幢設有部件與航電大修工場和行政辦公室的五層高樓宇。本公司於機場大樓亦有佔用樓面。

共同控制公司

廈門太古飛機工程第二個機庫已於一九九九年四月啟用，該公司現時運作兩個機庫，每個均可完全容納兩架 B747 型飛機。機庫於一九九九年的使用率良好，為國泰航空公司的飛機完成了多項全面性的大規模維修計劃。此外，亦為日本航空公司、新加坡航空公司、全日本航空公司、紐西蘭航空公司、華民航空公司、南非航空公司、西北航空公司及菲律賓航空公司提供大量工程服務。本年度溢利較一九九八年增加。

香港航空發動機維修服務有限公司於一九九九年維持相約水平的溢利。該公司除了為國泰航空公司服務外，亦為南非航空公司、亞聯酋航空公司、勞斯萊斯公司、中國南方航空公司及 Air Transat 提供重要的發動機工程服務。新加坡航空發動機維修服務有限公司於三月宣佈成立，該公司乃與勞斯萊斯公司及新航工程合資聯營，而香港航空發動機維修服務將擁有百分之二十權益。該間合營公司將在新加坡成立一項特倫特發動機大修設施，與香港航空發動機維修服務的香港設施相輔相成。

Bridgestone Aircraft Tire Company (Asia) Limited 大埔廠房之輪胎翻鑄業務量及溢利維持在與一九九八年相約的水平。

BFGoodrich Aerospace Asia-Pacific Limited 在粉嶺從事碳質掣動片整修工程業務，繼續表現非常良好。

財務

本集團為在香港國際機場及將軍澳興建新設施需要最後付款後，其於一九九九年之流動資金淨額減少港幣三億三千零九十萬元，而於年底時，該等資金合共港幣一億零三百萬元，現時全部由本公司管理。年內之回報率令人滿意。

職工

本公司於一九九九年底僱用員工三千七百一十人，包括來自廈門太古飛機工程的三百三十八名技工及工程學徒，以及一百四十九名調往該公司之港機工程全職僱員。

對所有員工來說，一九九九年是不穩定的一年。我非常感謝員工表現的支持與諒解，協助確保本公司未來的業務繁榮。

Staff

The Company employed 3,710 staff at the end of 1999, including 338 craftsmen and engineering apprentice trainees for TAECO and 149 full-time HAECO employees who have been seconded to TAECO.

1999 was an unsettling year for all staff. I am extremely grateful for the support and understanding that staff have shown in helping to ensure the Company's future prosperity.

Prospects

The Company has emerged from a very difficult 1999 in an improved competitive position. Whilst revenue growth is unlikely in the short term as competitive pressures show little sign of easing, the cost savings that have been implemented should ensure an improvement in core profitability. The Company continues to enjoy the confidence of customers and maintains an unparalleled reputation for quality and service, which will enable it to take advantage of new business opportunities. TAECO is proving to be very successful and is well placed to secure additional heavy maintenance contracts, whilst HAESL's future looks encouraging.

D M Turnbull

Chairman

Hong Kong, 7th March 2000

前景

本公司已從十分艱難的一九九九年過渡至一個較好的競爭形勢。由於競爭壓力未有放緩，收益短期內仍難增長。然而，已推出的成本節約措施應令核心盈利得到改善。本公司繼續取得客戶的信心，保持著無與倫比的品質及服務美譽，此當能令本公司面對新商機時取得優勢。廈門太古飛機工程取得卓越成果，並作好部署爭取更多大型維修合約，而香港航空發動機維修服務展望亦令人鼓舞。

主席

唐寶麟

香港，二零零零年三月七日

Report of the Directors

The Directors submit their report and the audited accounts for the year ended 31st December 1999, which are set out on pages 31 to 46.

Principal activity and results

The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance. Its operations are carried out principally in Hong Kong. The results of the Group are set out in the consolidated profit and loss account on page 31.

Ten year financial summary

A ten year financial summary of the results and of the assets and liabilities of the Group is shown on pages 2 and 3.

Dividends

The Directors recommend the payment of a final dividend of HK$0.30 per ordinary share for the year ended 31st December 1999 which, together with the interim dividend of HK$0.14 per ordinary share paid on 27th September 1999, makes a total dividend for the year of HK$0.44 per ordinary share. This represents a total distribution for the year of HK$81.4 million. Subject to the approval of the 1999 final dividend by the shareholders at the annual general meeting on 16th May 2000, it is expected that the dividend will be paid on 22nd May 2000 to shareholders registered on 16th May 2000. The shareholders' register will be closed from 8th May 2000 to 16th May 2000, both dates inclusive.

Reserves

Movements in the reserves of the Company and the Group during the year are set out in note 18 to the accounts.

Accounting policies

The principal accounting policies of the Group are set out in note 2 to the accounts.

Donations

During the year the Company and its subsidiary made donations for charitable purposes totalling HK$0.9 million.

Fixed assets

Movements of fixed assets are shown in note 12 to the accounts.

Significant transactions with a related company

Various contracts in relation to the maintenance and overhaul of Cathay Pacific Airways Limited's aircraft and related equipment, which in total are significant and represented approximately 37% of the Group's turnover in 1999, exist between the Group and Cathay Pacific Airways Limited. These contracts have all been concluded on normal commercial terms in the ordinary and usual course of business of the Group and Cathay Pacific Airways Limited.

Significant investments

Shandong TAECO Aircraft Engineering Limited, is a joint venture with Shandong Airlines. It is 20% owned by the Company and 10% owned by TAECO. It started to operate on 1st April 1999. It provides heavy maintenance for B737 aircraft.

董事局報告

董事局謹提呈截至一九九九年十二月三十一日止年度之報告書及經審核賬目。該等賬目詳列於第三十一頁至四十六頁。

主要業務及業績

香港飛機工程有限公司集團主要業務為經營商用飛機之大修及維修業務。其業務主要在香港進行。本集團之業績詳列於第三十一頁之綜合損益賬內。

十年財務概要

本集團之業績、資產及負債之十年財務概要載於第二頁及第三頁。

股息

董事局建議派發截至一九九九年十二月三十一日止年度之末期股息每普通股港幣0.30元，連同於一九九九年九月二十七日已派發之中期股息每普通股港幣0.14元，全年派息為每普通股港幣0.44元。全年派息總額達港幣八千一百四十萬元。一九九九年末期股息有待股東於二零零零年五月十六日召開之股東週年大會通過，股息預期於二零零零年五月二十二日派發予於二零零零年五月十六日名列股東名冊內之股東。股票過戶手續將於二零零零年五月八日至二零零零年五月十六日，包括首尾兩天，暫停辦理。

儲備賬

本公司及本集團年內之儲備賬變動見賬目附註第十八條。

會計政策

本集團之主要會計政策見賬目附註第二條。

捐款

本年度內，本公司及其附屬公司之慈善捐款共達港幣九十萬元。

固定資產

固定資產增減詳情，見賬目附註第十二條。

與一間有關連公司之重大交易

本公司與國泰航空有限公司簽訂多項總數龐大之合約，相當於本集團一九九九年營業總額約百分之三十七，此等合約乃關於國泰航空有限公司之飛機及有關設備之維修及大修。此等合約均在本集團及國泰航空有限公司以按一般商業條件以及正常業務程序下而簽訂。

重要投資

山東太古飛機工程有限公司乃與山東航空公司合資聯營，由本公司擁有百分之二十股權，及由廈門太古飛機工程擁有百分之十股權。該公司於一九九九年四月一日開始運作，為B737型飛機提供大型維修服務。

通用電氣發動機服務（廈門）有限公司乃廈門太古飛機工程與通用電氣於廈門合資聯營，於一九九九年二月二十六日註冊成立，註冊資本為一千二百萬美元，由廈門太古飛機工程擁有百分之二十股權。該設施正在興建中。

三月，新加坡航空發動機維修服務有限公司宣佈成立。該公司乃與勞斯萊斯公司及新航工程合資聯營，香港航空發動機維修服務將擁有百分之二十股權。該合營公司將在新加坡設立一所特倫特發動機大修設施，與香港航空發動機維修服務之香港設施相輔相成。

股本

在一九九九年內，本公司或其附屬公司並無購回、出售或贖回本公司之股份。

GE Engine Services (Xiamen) Company Limited, TAECO's joint venture with General Electric (GE) in Xiamen, was incorporated on 26th February 1999 with a registered capital of US$12 million. It is 20% owned by TAECO. The facility is under construction.

In March the formation of Singapore Aero Engine Services Pte. Limited, a joint venture with Rolls-Royce plc and Singapore Airlines Engineering, was announced, and HAESL will have a 20% stake. The joint-venture company will establish a Trent engine overhaul facility in Singapore complementing the Hong Kong capabilities of HAESL.

Share capital

During 1999, no purchase, sale or redemption of the shares of the Company has been effected by the Company or its subsidiary company.

Agreement for services

Under an agreement between the two parties, the Company reimburses costs and pays fees to John Swire & Sons Limited in exchange for services provided. This agreement can be terminated by either party giving not less than 12 months notice to take effect on 31st December 2001 or 31st December in any subsequent year. As a Director and shareholder of John Swire & Sons Limited, P.A. Johansen is interested in this agreement.

Major Customers and Suppliers

60% of sales and 29% of purchases during the year were attributable to the Group's five largest customers and suppliers respectively. 37% of sales were made to the Group's largest customer, Cathay Pacific Airways Limited while 12% of purchases were made from the largest supplier, Dragages et Travaux Publics HK Limited.

No Director, their associates or any shareholder who to the knowledge of the Directors owns more than 5% of the Company's issued share capital (other than in respect to Cathay Pacific Airways Limited) has an interest in the customers or suppliers disclosed above.

Directors

The names of the present Directors of the Company are listed on pages 14 to 15.

Of these, D C Y Ho was appointed a Director of the Company on 1st September 1999.

M J Bell and H J Conybeare served as Directors of the Company until their resignation on 1st September 1999 and 1st January 2000 respectively. In addition, T Begley served as a Director of the Company until the annual general meeting for 1999 on which date he retired pursuant to Article 93 of the Company's Articles of Association.

At various times during the year, C Gibbs and The Hon Michael Kadoorie were alternate Directors.

Article 93 of the Company's Articles of Association provides for all Directors to retire at the third annual general meeting following their election by ordinary resolution. In accordance therewith P K Chan, S K C Lau, A N Tyler and Dr. A S C Wu retire this year and being eligible, offer themselves for re-election.

D C Y Ho having been appointed to the Board under Article 91 of the Articles of Association of the Company since the last annual general meeting, also retires and, being eligible, offers himself for election.

服務協議
根據本公司與英國太古集團有限公司所訂立之協議，本公司須就英國太古集團有限公司所提供之服務向其支付服務成本及費用。協議任何一方均可給予不少於十二個月通知於二零零一年十二月三十一日或此後任何年份之十二月三十一日終止該協議。容漢新為英國太古集團有限公司之董事兼股東，在該協議中有利益關係。

主要顧客及供應商
年內，本集團之五大顧客及供應商分別佔本公司銷售額百分之六十及採購額百分之二十九。本集團之最大顧客國泰航空有限公司佔本公司銷售額百分之三十七，而最大供應商法國寶嘉（香港）建築有限公司則佔本公司採購額百分之十二。

據董事局所知，並無董事、彼等之聯繫人士或任何擁有百分之五以上本公司已發行股本之股東（國泰航空有限公司除外），持有在上文披露之顧客或供應商之權益。

董事
本公司現任董事之芳名列於第十四頁至第十五頁。

其中，何祖英於一九九九年九月一日獲委任為本公司董事。

包銘鏗及康利貝出任本公司董事，分別直至一九九九年九月一日及二零零零年一月一日請辭。此外，湯百禮出任本公司董事，至一九九九年股東周年大會當天根據本公司章程第九十三條規定告退。

於本年度內之不同時間，簡柏基及米高嘉道理為代董事。

根據本公司章程第九十三條，所有董事在通過普通決議案獲選後，均須於第三屆股東週年大會上告退。根據上述規定，陳炳傑、劉廣全、湯彥麟及吳樹熾博士於本年輪值告退，但因合符資格均願候選連任。

何祖英根據本公司章程第九十一條於上屆股東週年大會後獲委任，亦須告退，但因符合資格願候選連任。

各董事均無與本公司訂有不可由僱主免付賠償金（法定之賠償金除外）而於一年內終止之服務合約。

公司管理
本公司全年均遵守香港聯合交易所有限公司上市規則（主板）內之最佳應用守則。

董事權益
於一九九九年十二月三十一日，在根據證券（披露權益）條例（披露權益條例）第二十九條須設立之名冊內所登記，各董事在本公司之股份中有權益如下:

	個人權益	其他權益	總計
米高嘉道理（代董事）	–	3,782,886*	3,782,886
李德信	25,200	–	25,200

** 依據披露權益條例之規定，米高嘉道理及其家屬透過全權信託被視為在本公司該批3,782,886股股份中有利益關係。*

在本年度內或之前，本公司之任何董事或彼等之配偶或未成年子女並無獲授權或行使權利，以認購本公司股份、認股權證或債券。

除上述外，本公司之董事並無實益或非實益擁有本公司或其相聯法團之股本或認股權證。

在本年度任何期間內，除在此報告內所述外，本公司或其任何相聯法團所簽訂之重要合約，概無董事在其中直接或間接擁有重大實益。

No Director has a service contract that is not determinable by the employer within one year without payment of compensation (other than statutory compensation).

Corporate governance

The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules (Main Board) of The Stock Exchange of Hong Kong Limited.

Directors' interests

At 31st December 1999, the interests of the Directors in the shares of the Company, as recorded in the register maintained under Section 29 of the Securities (Disclosures of Interests) Ordinance (SDI) were as follows:-

	Personal Interests	Other Interests	Total
The Hon Michael Kadoorie (alternate Director)	–	3,782,886*	3,782,886
J.S. Dickson Leach	25,200	–	25,200

* *By virtue of the SDI, The Hon Michael Kadoorie and his family were deemed to be interested in 3,782,886 shares in the Company, which are held via discretionary trusts.*

Neither during nor prior to the year under review, has any right been granted to, or exercised by, any Director of the Company, or to or by the spouse or minor child of any Director, to subscribe for shares, warrants or debentures of the Company.

Other than as stated above, the Directors of the Company held no interests, whether beneficial or non-beneficial, in the share capital or warrants of the Company or its associated corporations.

At no time during the year did any Director, other than as stated in this report, have a beneficial interest, whether directly or indirectly, in a contract to which the Company, or any of its associated corporations was a party, which was of significance and in which the Director's interest was material.

At no time during the year was the Company, or any of its associated corporations, a party to any arrangements to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Substantial shareholders

The register of substantial shareholders maintained under Section 16(1) of the SDI shows that at 31st December 1999, the Company had been notified of the following interests, being 10% or more of the Company's issued share capital.

	Number of Shares	
John Swire & Sons Limited	95,950,303	
John Swire & Sons (H.K.) Limited	95,950,303)	Duplications of John Swire
Swire Pacific Limited	95,950,303)	& Sons Limited's holding
Cathay Pacific Airways Limited	46,019,286)	

在本年度任何期間內，本公司或其任何相聯法團，概無任何安排，使公司董事得以購買本公司或其他法人團體之股份或債券而獲利。

主要股東

在根據證券披露權益條例第十六（一）條須設立之主要股東名冊顯示，於一九九九年十二月三十一日，本公司已獲通知以下之權益，相等於本公司已發行股本之百分之十或以上。

	股份數目	
英國太古集團有限公司	95,950,303	
香港太古集團有限公司	95,950,303 ）	與英國太古集團有限公司
太古股份有限公司	95,950,303 ）	之持股量重複
國泰航空有限公司	46,019,286 ）	

公元二千年

港機工程已優先處理千年年份變動問題。本公司對二千年問題評估之全部詳情刊載於一九九九年八月十日出版之本公司一九九九年中期報告內。如當時所述，本公司已於一九九九年六月三十日達至符合二千年數位標準。一個由本公司一名董事領導的行政人員籌劃委員會在太古集團二千年統籌計劃小組及外聘顧問的指引下，指揮二千年各項目小組的工作。此過程確保本公司、其附屬公司及其共同控制公司認定及減輕任何在內部系統和設備，及主要供應商的系統和設備所出現的二千年相關故障可能造成的任何不利影響。本公司於一九九九年十二月三十一日前已發展及廣泛測試商業延續計劃。

本公司並無遇到由與二千年有關事件引起的運作問題。

截至一九九九年十二月三十一日，本公司有關千年年份轉變問題已支出資本開支總額港幣一百二十萬元，並已記入損益賬總額港幣二千三百七十萬元。於此等數額中，港幣十萬元及港幣一千五百五十萬元分別為截至一九九九年十二月三十一日止年度之資本開支及記入損益賬中的支出。除此之外，並無承諾或預計該計劃有其他開支。

期後事件

二零零零年二月，本公司簽訂買賣協議，出售十二個位於新界西貢清水灣道勝景別墅之住宅單位。此等物業原於一九七零年購入以作外籍員工之居所。預計此等交易完成後將帶來港幣八千二百萬元收入，而同等金額之出售收益將記入二零零零年溢利中。

二零零零年二月，新航工程有限公司行使一項選擇權，購入香港航空發動機維修服務百分之十權益，其中百分之五將從勞斯萊斯公司購入，另外百分之五將從本公司購入。預計此項交易將於二零零零年三月完成。本公司預期將從該項交易獲得不少於港幣四千九百二十萬元收入，而約港幣二千一百萬元收益將記入二零零零年溢利中。

核數師

在即將舉行之股東週年大會上將動議通過再聘請羅兵咸永道會計師事務所為本公司核數師之決議案。羅兵咸永道會計師事務所於一九九九年接替與永道會計師事務所合併之羅兵咸會計師事務所出任核數師。

承董事局命

主席
唐寶麟

香港，二零零零年三月七日

Year 2000

The Company addressed the millennium date change issue (Y2K) as a matter of priority. Full details of the Company's assessment of the Y2K issue were contained in the Company's interim report 1999, which was published on 10th August 1999. As noted at that time, the Company achieved compliance on 30th June 1999. A steering committee of executives led by a Director of the Company directed the activities of a Y2K project office, under the guidance of a Swire Group Programme Office and external consultants. This process ensured that the Company, its subsidiary and its jointly controlled companies identified and mitigated any potential adverse effects of any Y2K-related failures both in internal systems and equipment and in those of critical suppliers. Business continuity plans were formulated and tested extensively prior to 31st December 1999.

No operational problems attributable to a Y2K-related event have been encountered.

As at 31st December 1999 the Company had incurred total capital expenditure of HK$1.2 million and had expensed through profit and loss account a total of HK$23.7 million in relation to the millennium date change issue. Of these amounts, HK$0.1 million and HK$15.5 million related to capital expenditure and expense through profit and loss account respectively in the year ended 31st December 1999. No further expenditure on this project has been committed or is anticipated.

Subsequent events

In February 2000 the Company signed sale and purchase agreements for the disposal of 12 residential housing units at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. These properties were originally acquired in 1970 for the accommodation of expatriate staff. Net sales proceeds of HK$82 million are expected on completion of these transactions, and a gain on disposal of the same amount will be recognised in the profit for the year 2000.

In February 2000 SIA Engineering Company Pte Limited exercised an option to acquire a 10% stake in HAESL, 5% of which will be purchased from Rolls-Royce plc and 5% of which is to be acquired from the Company. This transaction is expected to be completed in March 2000. The Company expects to receive net sales proceeds from the transaction of not less than HK$49.2 million, and a gain of approximately HK$21.0 million will be recognised in the profit for the year 2000.

Auditors

A resolution for the re-appointment of PricewaterhouseCoopers as auditors of the Company is to be proposed at the forthcoming annual general meeting. PricewaterhouseCoopers replaced Price Waterhouse in 1999 following their merger with Coopers & Lybrand.

By order of the Board

D M Turnbull

Chairman

Hong Kong, 7th March 2000

Consolidated Profit and Loss Account 綜合損益賬

for the year ended 31st December 1999

截至一九九九年十二月三十一日止年度

	Note	1999 HK$000	1998 HK$000		附註
Turnover	2(j)	1,959,172	2,028,221	營業總額	2(j)
Operating expenses:				營業開支：	
Staff remuneration	3	(1,187,096)	(1,326,043)	職員薪酬	3
Cost of direct material/job expenses		(263,609)	(230,128)	直接材料費用／工作開支	
Depreciation		(105,358)	(93,989)	折舊	
Operating lease rentals – land & buildings		(89,426)	(90,877)	營業租賃租金 – 土地及樓宇	
Auditors' remuneration		(637)	(655)	核數師酬金	
Release of provision for relocation cost		–	16,400	解除搬遷費用準備	
Changes in work in progress		(20,717)	35,841	未完工程變動	
Other operating expenses		(225,171)	(227,445)	其他營業開支	
Company restructuring costs	5	(92,096)	(57,424)	公司重組架構費用	5
Operating (loss)/profit		(24,938)	53,901	營業（虧損）／溢利	
Net finance income	6	25,148	63,358	財務收入淨額	6
Net operating profit		210	117,259	營業淨溢利	
Share of results of jointly controlled companies		71,079	44,778	應佔共同控制公司業績	
Profit before taxation		71,289	162,037	除稅前溢利	
Taxation	7	(11,551)	(16,291)	稅項	7
Profit after taxation		59,738	145,746	除稅後溢利	
Minority interest		(298)	(180)	少數股東權益	
Profit attributable to shareholders	8	59,440	145,566	股東應佔溢利	8
Dividends	9	(81,440)	(111,054)	股息	9
(Deficit)/Surplus retained for the year	10, 18	(22,000)	34,512	本年度保留（逆差）／盈餘	10, 18
Earnings per share	11	HK$0.32	HK$0.79	每股盈利	11
Dividends per share	9	HK$0.44	HK$0.60	每股股息	9

The Group had no recognised gains or losses apart from the profit attributable to shareholders for the year. (1998 : nil)

除股東應佔溢利外，本集團本年度並無其他已確認損益。（一九九八年：無）

The notes on pages 35 to 46 form part of these accounts.

由第三十五頁至四十六頁之附註均屬此賬目之一部份。

Consolidated Balance Sheet

綜合資產負債表

at 31st December 1999

一九九九年十二月三十一日結算

	Note	1999 HK$000	1998 HK$000		附註
Fixed assets	12	**1,772,535**	1,894,551	**固定資產**	12
Investment in jointly controlled companies	14	**521,559**	416,564	**在共同控制公司的投資**	14
Deferred items				**遞延項目**	
Staff loans		**201,968**	209,514	職員借款	
Promissory note		**11,075**	-	期票	
Deferred taxation		**(51,609)**	(49,297)	遞延稅項	
	15	**161,434**	160,217		15
Current assets				**流動資產**	
Stocks of aircraft parts	16	**62,276**	72,596	飛機零件存貨	16
Work in progress	16	**33,519**	54,236	未完工程	16
Debtors and prepayments		**249,405**	288,844	應收及預付賬項	
Amounts due from jointly controlled companies		**5,708**	-	應收共同控制公司款項	
Deposits maturing after 3 months		**13,716**	4,647	逾三個月定期存款	
Short term deposits and bank balances		**89,248**	429,265	短期存款及銀行結存	
		453,872	849,588		
Current liabilities				**流動負債**	
Creditors and accruals		**279,271**	650,937	應付及應計賬項	
Term loan due within 1 year	19	**2,796**	2,577	一年內期滿之長期借款	19
Proposed final dividend		**55,527**	70,334	擬派末期股息	
Amount due to jointly controlled companies		**5,514**	5,482	應付共同控制公司款項	
		343,108	729,330		
Net current assets		**110,764**	120,258	**流動資產淨值**	
		2,566,292	2,591,590		
Financed by:				*資本來源：*	
Share capital	17	**185,090**	185,090	**股本**	17
Reserves	18	**2,262,987**	2,284,987	**儲備**	18
Shareholders' funds		**2,448,077**	2,470,077	**股東資金**	
Minority interest		**4,800**	5,302	**少數股東權益**	
Long term loan	19	**113,415**	116,211	**長期借款**	19
		2,566,292	2,591,590		

D M Turnbull
Alex S C Wu
Directors

董事
唐寶麟
吳樹熾

Hong Kong, 7th March 2000

香港，二零零零年三月七日

The notes on pages 35 to 46 form part of these accounts.

由第三十五頁至四十六頁之附註均屬此賬目之一部份。

Company Balance Sheet
公司資產負債表

at 31st December 1999

一九九九年十二月三十一日結算

	Note	1999 HK$000	1998 HK$000		附註
Fixed assets	12	**1,772,535**	1,894,551	固定資產	12
Subsidiary company	13	**300**	300	附屬公司	13
Investment in jointly controlled companies	14	**403,219**	346,901	在共同控制公司的投資	14
Deferred items				遞延項目	
Staff loans		**201,968**	209,514	職員借款	
Promissory note		**11,075**	-	期票	
Deferred taxation		**(51,609)**	(49,297)	遞延税項	
	15	**161,434**	160,217		15
Current assets				流動資產	
Stocks of aircraft parts	16	**62,276**	72,596	飛機零件存貨	16
Work in progress	16	**33,519**	54,236	未完工程	16
Debtors and prepayments		**250,515**	288,776	應收及預付賬項	
Amounts due from jointly controlled companies		**5,708**	-	應收共同控制公司款項	
Deposit maturing after 3 months		**1,219**	-	逾三個月定期存款	
Short term deposits and bank balances		**87,742**	420,597	短期存款及銀行結存	
		440,979	836,205		
Current liabilities				流動負債	
Creditors and accruals		**278,375**	650,807	應付及應計賬項	
Term loan due within 1 year	19	**2,796**	2,577	一年內期滿之長期借款	19
Proposed final dividend		**55,527**	70,334	擬派末期股息	
Amount due to jointly controlled companies		**5,514**	5,482	應付共同控制公司款項	
		342,212	729,200		
Net current assets		**98,767**	107,005	流動資產淨值	
		2,436,255	2,508,974		
Financed by:				*資本來源：*	
Share capital	17	**185,090**	185,090	股本	17
Reserves	18	**2,137,750**	2,207,673	儲備	18
Shareholders' funds		**2,322,840**	2,392,763	股東資金	
Long term loan	19	**113,415**	116,211	長期借款	19
		2,436,255	2,508,974		

D M Turnbull
Alex S C Wu
Directors

董事
唐寶麟
吳樹熾

Hong Kong, 7th March 2000

香港，二零零零年三月七日

The notes on pages 35 to 46 form part of these accounts.

由第三十五頁至四十六頁之附註均屬此賬目之一部份。

Consolidated Cash Flow Statement

綜合現金流量表

for the year ended 31st December 1999

截至一九九九年十二月三十一日止年度

	Note	1999 HK$000	1998 HK$000		附註
Net cash inflow from operating activities	20(a)	**20,087**	47,773	**營業現金流入淨額**	20(a)
Returns on investments and servicing of finance				**投資收益及財務支出**	
Interest received		**27,010**	68,999	已收利息	
Interest paid		**(9,883)**	(5,020)	已付利息	
Dividends received from jointly controlled companies		**1,771**	7,156	已收共同控制公司之股息	
Dividends paid		**(96,247)**	(140,669)	已付股息	
Net cash outflow from returns on investments and servicing of finance		**(77,349)**	(69,534)	*投資收益及財務支出之現金流出淨額*	
Taxation				**税項**	
Hong Kong profits tax		**1,202**	10,202	香港利得税	
Investing activities				**投資業務**	
Purchase of fixed assets		**(224,868)**	(747,994)	購買固定資產	
Investment in jointly controlled companies		**(5,242)**	-	在共同控制公司之投資	
Loans advanced from jointly controlled companies		**1,150**	-	向共同控制公司借款	
Loans advanced to jointly controlled companies		**(52,226)**	(67,410)	予共同控制公司借款	
Net decrease in staff loans		**7,546**	11,035	職員借款減少淨額	
Sale of fixed assets	20(b)	**1,329**	72,860	出售固定資產	20(b)
Net (increase)/decrease in short-term deposits maturing after 3 months		**(9,069)**	165,452	逾三個月定期之短期存款（增加）／減少淨額	
Net cash outflow from investing activities		**(281,380)**	(566,057)	*投資業務之現金流出淨額*	
Net cash outflow before financing		**(337,440)**	(577,616)	*融資前之現金流出淨額*	
Financing	20(c)			**融資**	20(c)
Term loan borrowed		**-**	120,000	借入長期借款	
Repayment of term loan		**(2,577)**	(1,212)	償還長期借款	
Purchase of Company's shares		**-**	(1,222)	購回本公司股份	
Net cash (outflow)/inflow from financing		**(2,577)**	117,566	*融資之現金（流出）／流入淨額*	
Decrease in cash and cash equivalents	20(d)	**(340,017)**	(460,050)	**現金及現金等價物減少**	20(d)
Effect on net liquid funds				對流動資金淨額影響	
Decrease in cash and cash equivalents		**(340,017)**	(460,050)	現金及現金等價物減少	
Net increase/(decrease) in short-term deposits maturing after 3 months		**9,069**	(165,452)	逾三個月定期之短期存款增加／（減少）淨額	
Decrease in net liquid funds	20(e)	**(330,948)**	(625,502)	**流動資金淨額減少**	20(e)

Definitions of cash and cash equivalents and of net liquid funds are set out in note 2(h) to the accounts.

現金及現金等價物以及流動資金淨額之定義均載於賬目附註2(h)。

The notes on pages 35 to 46 form part of these accounts.

由第三十五頁至四十六頁之附註均屬此賬目之一部份。

Notes to the Accounts

賬目附註

1. **Principal activities**
The Hong Kong Aircraft Engineering Company Limited Group is primarily engaged in the business of commercial aircraft overhaul and maintenance.

2. **Statement of principal accounting policies**
(a) *Basis of preparation*
The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants. The accounts are prepared under the historical cost convention.
As a result of the adoption of HK SSAP1 and 2 which became effective this year, certain comparatives have been adjusted or extended accordingly.

(b) *Basis of consolidation*
The consolidated accounts incorporate the accounts of Hong Kong Aircraft Engineering Company Limited and its subsidiary company made up to 31st December.
The results of the subsidiary company are included in the consolidated profit and loss account and the minority interest therein is deducted from the consolidated profit after taxation.
Goodwill arising on consolidation, representing the excess of cost of acquisition of subsidiary and jointly controlled companies over the Company's share of separable net assets at the date of acquisition, is eliminated against revenue reserves in the year in which it arises.

(c) *Joint ventures/jointly controlled companies*
A joint venture is a contractual arrangement whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity of the entity.
The consolidated profit and loss account includes the Group's share of results of jointly controlled companies. In the consolidated balance sheet, the investment in jointly controlled companies represents the Group's share of net assets. In the Company balance sheet, investments in jointly controlled companies are stated at cost less provision for permanent diminution in value.

(d) *Foreign currencies*
Foreign currency denominated monetary assets and liabilities and the balance sheets, as well as the Group's share of results, of foreign jointly controlled companies are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. Foreign currency transactions during the year are translated at the market exchange rates ruling at the transaction dates. Exchange differences are reflected in the profit and loss account except for unrealised differences on net investments in foreign jointly controlled companies which are taken directly to revenue reserves.

(e) *Assets under operating leases*
Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases.
Payments made and due under operating lease agreements are aggregated and charged to operating profit evenly over the periods of the respective leases.

(f) *Fixed assets and depreciation*
Fixed assets are carried at cost less depreciation.
Rates of depreciation are calculated to write off the cost of fixed assets over the useful lives of the assets.

1. **主要業務**
香港飛機工程有限公司主要從事商用飛機大修及維修業務。

2. **主要會計政策說明**
(a) *編製原則*
各項賬目乃按照香港普遍接納之會計原則編製，並符合香港會計師公會頒佈之會計準則。各項賬目乃根據歷史成本常規編製。
由於採用於本年生效之會計實務準則第一及二號，若干比較數字已因應地進行調整或分開列報。

(b) *綜合原則*
綜合賬目包括香港飛機工程有限公司及其附屬公司結算至十二月三十一日之賬目。
附屬公司之業績已包括於綜合損益賬內，而其中少數股東權益則自除稅後綜合溢利扣除。
綜合賬目所產生之商譽值，即收購附屬公司及共同控制公司之成本超過在收購當天本公司應佔之可分資產淨值，於產生當年之收益儲備中撇銷。

(c) *合資聯營／共同控制公司*
合資聯營乃一項合約安排，由集團及其他夥伴進行一項經濟活動，而該項經濟活動為共同控制，沒有一名參與的夥伴能對該實體的經濟活動進行單方面控制。
綜合損益賬包括本集團在共同控制公司之應佔業績。在綜合資產負債表上，在共同控制公司之投資相等於本集團應佔之資產淨值。在本公司資產負債表內，在共同控制公司之投資按成本扣除永久減值準備列賬。

(d) *外幣*
以外幣為單位之貨幣資產及負債及外國共同控制公司之資產負債表與集團應佔業績經按資產負債表結算日之兌換率化為港元。年內之外幣交易以交易日之市場匯兌率換算。兌換盈虧已列入損益賬，但於外國共同控制公司之投資淨額之未變現差額則除外，該等差額直接計入收益儲備內。

(e) *營業租賃資產*
當絕大部份資產之回報及風險擁有權為租賃公司所持有，租賃當作營業租賃入賬。
按營業租賃協議支付或應付之租賃費用，經合併計算按租賃期平均列入營業溢利賬中支銷。

(f) *固定資產及折舊*
固定資產按成本減折舊列賬。

The premium for the Tseung Kwan O leasehold land is depreciated from the date of occupation over the remaining lease period. All buildings at Chek Lap Kok and Tseung Kwan O are depreciated over 40 years and facilities over 20 years from the date of occupation of the new facilities. Plant and buildings under construction are not depreciated.

The depreciation rates in use for other assets are as follows:

Equipment, plant and machinery	10% to 33%
Motor vehicles	20%

The gain or loss on disposal of a fixed asset represents the difference between the net sales proceeds and the carrying amount of the asset, and is recognised in the profit and loss account.

(g) *Stocks and work in progress*
Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. Net realisable value is determined on the basis of anticipated sales proceeds less estimated selling expenses.

(h) *Cash and cash equivalents and net liquid funds*
Net liquid funds comprise cash at bank and in hand and short-term debt security investments.
For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand, amounts repayable on demand from banks and financial institutions and short-term liquid investments which were within three months of maturity when acquired.

(i) *Deferred taxation*
Provision is made for deferred taxation at current rates of taxation using the liability method for all material timing differences except where it is considered that no liability or asset will arise in the foreseeable future.

(j) *Turnover and revenue recognition*
Turnover is the aggregate of amounts invoiced to customers. Invoices are raised either on completion or on stage of completion depending on the terms of individual contracts. For incomplete contract work, revenue recognised represents cost of work incurred which is valued on the same basis as work in progress. Total revenue recognised for the completed contract is equal to the aggregate of amounts invoiced for the contract. Finance income is recognised on an accruals basis. Dividend income is recognised when the right to receive payment is established.

(k) *Retirement benefits*
The Company provides retirement benefit schemes for its employees, which are of a defined benefit nature. The schemes, which are held under trust arrangements, are actuarially valued as required on a regular basis using a prospective actuarial valuation method. Accordingly the profit and loss account is charged each year with actuarially determined contributions based on this valuation.

(l) *Related parties*
Related parties are individuals and companies, including subsidiaries and jointly controlled companies, where the individual, company, or group has the ability, directly or indirectly, to control the other party or exercise significant influence over the party in making financial and operating decisions.

(m) *Management of currency exposure*
The Group's income and expenditure streams are mainly denominated in Hong Kong and United States Dollars. Forward foreign exchange contracts are used as required to manage risk associated with movements in exchange rates. These contracts are all for hedging purposes and are only contracted with financial institutions of high repute in compliance with internal guidelines which are reviewed periodically.

折舊率按固定資產之可供使用年期撇銷其成本計算。
將軍澳租賃土地之溢價由佔用當天起於餘下的租賃期內折舊。所有在赤鱲角及將軍澳的樓宇由佔用當天起分四十年折舊，而設施則分二十年折舊。興建中廠房及樓宇不予折舊。

其他資產使用之折舊率如下:

設備、廠房及機器	10%至33%
汽車	20%

出售固定資產損益乃指出售淨收入與資產賬面值之差額，並已列入損益賬中。

(g) *存貨及未完工程*
存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。可變現淨值乃按預期出售收入減估計銷售開支而釐定。

(h) *現金及現金等價物及流動資金淨額*
流動資金淨額包括銀行及庫存現金及短期債務證券投資。
為編製現金流量表，現金及現金等價物包括庫存現金、銀行及財務機構催繳時須清還之款項及於購入時三個月內期滿之短期流動投資。

(i) *遞延税項*
除非認為在可預見之將來內沒有負債或資產的税務影響，否則所有重大時間差別以負債法按現時税率作出税項準備。

(j) *營業總額及收益認算*
營業總額為開給顧客發票之金額總數。發票根據個別合約條款於工程完畢後或按完成階段開出。未完工程之認算收入相等於按該工程估值基準計算之工程成本。完成工程之總認算收入為就該合約開出發票金額總數。財務收入按應計基準認算。股息收入於確定有權接受款項後認算。

(k) *退休福利*
本公司為其僱員提供界定福利性退休福利計劃。此等計劃以信託協議持有，定期要求精算師以預期精算之估值方法予以估值。因此，在損益賬內每年均記入根據經精算估值決定之供款。

(l) *有關連人士*
有關連人士指個人及公司，包括附屬公司及共同控制公司，其個人、公司或集團有能力直接或間接控制另一方，或可在財務及營運決策上對另一方行使重大影響力。

(m) *貨幣風險管理*
本集團之收入及支出源流主要以港元及美元為單位。有需要時採用遠期外匯合約以管理與匯率波動有關之風險。此等合約全為對沖目的而訂，並遵守定期檢討的內部指引而只與信譽良好的財務機構訂約。

3. Staff remuneration

Total staff remuneration for 1999 was HK$1,187 million (1998 : HK$1,326 million). The five highest paid employees included four (1998 : four) directors whose remuneration is shown in note 4. The remuneration of the other one (1998 : one) highest paid employee comprises:

3. 職員薪酬

一九九九年之職員薪酬合共港幣十一億八千七百萬元（一九九八年為港幣十三億二千六百萬元）。五名最高薪職員中包括四名（一九九八年為四名）董事，其薪酬見附註4。其餘一名（一九九八年為一名）最高薪職員之薪酬包括：

	1999 HK$000	1998 HK$000	
Pension scheme contributions	**192**	201	退休金計劃供款
Salaries, allowances and benefits in kind	**2,238**	2,266	薪金、津貼及實物利益
	2,430	2,467	

4. Directors' remuneration

4. 董事酬金

	1999 HK$000	1998 HK$000	
Fees	**116**	77	袍金
Pension scheme contributions	**1,000**	1,011	退休金計劃供款
Salaries, allowances and benefits in kind	**14,782**	15,537	薪金、津貼及實物利益
	15,898	16,625	

	Number of directors 董事人數		
Distribution of Directors' remuneration:			董事酬金分配：
HK$0.0M - HK$1.0M	**12**	16	港幣零元至港幣一百萬元
Over HK$1.0M–HK$1.5M	**1**	0	港幣一百萬元以上至港幣一百五十萬元
Over HK$1.5M–HK$2.0M	**0**	1	港幣一百五十萬元以上至港幣二百萬元
Over HK$2.0M–HK$2.5M	**0**	1	港幣二百萬元以上至港幣二百五十萬元
Over HK$2.5M–HK$3.0M	**2**	1	港幣二百五十萬元以上至港幣三百萬元
Over HK$3.0M–HK$3.5M	**0**	1	港幣三百萬元以上至港幣三百五十萬元
Over HK$3.5M–HK$4.0M	**1**	0	港幣三百五十萬元以上至港幣四百萬元
Over HK$4.0M–HK$4.5M	**1**	1	港幣四百萬元以上至港幣四百五十萬元
	17	21	

Directors' fees paid to the independent non-executive Directors during the year totalled HK$116,000 (1998 : HK$77,000); they received no other emoluments from the Company or its subsidiary company.

本年度內支付予獨立非常務董事之袍金總計港幣十一萬六千元（一九九八年為港幣七萬七千元）；彼等並無向本公司或其附屬公司收取其他酬金。

5. Company restructuring costs

Company restructuring costs represent staff retrenchment costs incurred in 1999 and 1998 in connection with a reorganisation of the Company's operations.

5. 公司重組架構費用

公司重組架構費用乃指有關重組本公司業務而為一九九九年及一九九八年帶來之裁減僱員費用。

6. Net finance income

6. 財務收入淨額

	1999 HK$000	1998 HK$000	
Finance income	**35,031**	68,378	財務收入
Interest on bank overdraft	**(17)**	(10)	銀行透支之利息
Interest on long term loan not wholly repayable within five years	**(9,866)**	(5,010)	毋須於五年內全部清還之長期借款利息
	25,148	63,358	

7. Taxation 7. 稅項

The taxation charge comprises: *稅項支出包括：*

	Note	1999 HK$000	1998 HK$000		附註
The Company and its subsidiary company:				本公司及其附屬公司：	
Hong Kong profits tax:				香港利得稅：	
Hong Kong profits tax rebate		**(1,202)**	-	香港利得稅回退	
Overprovision in prior year		**-**	(4,553)	去年準備超額	
		(1,202)	(4,553)		
Deferred tax	15(c)	**2,312**	19,358	遞延稅項	15(c)
Share of taxation attributable to jointly controlled companies		**10,441**	1,486	應佔共同控制公司之稅項	
		11,551	16,291		

Hong Kong profits tax is calculated at 16% (1998 : 16%) on estimated assessable profits. There is no overseas taxation during the year.

Provision has been made for all significant deferred taxation liabilities.

香港利得稅按估計應課稅溢利以百分之十六（一九九八年為百分之十六）計算。本年度並無海外稅項。

已為所有重大遞延稅項負債作出準備。

8. Profit attributable to shareholders

Of the profit attributable to shareholders, HK$11,517,000 (1998 : HK$108,461,000) is dealt with in the accounts of the Company.

8. 股東應佔溢利

股東應佔溢利中，已計算於本公司賬項內為港幣11,517,000元（一九九八年為港幣108,461,000元）。

9. Dividends 9. 股息

	1999 HK$000	1998 HK$000	
Interim paid on 27th September 1999 of HK$0.14 per ordinary share (1998 : HK$0.22)	**25,913**	40,720	於一九九九年九月二十七日已派發之中期股息，每普通股港幣0.14元（一九九八年為港幣0.22元）。
Final proposed of HK$0.30 per ordinary share (1998 : HK$0.38)	**55,527**	70,334	建議末期股息每普通股港幣0.30元（一九九八年為港幣0.38元）。
	81,440	111,054	

10. (Deficit)/Surplus retained for the year 10. 本年度保留（逆差）／盈餘

	1999 HK$000	1998 HK$000	
(Deficit)/Surplus retained for the year attributed by:			*應佔本年度保留（逆差）／盈餘：*
The Company	**(69,923)**	(2,593)	本公司
Subsidiary company	**(754)**	269	附屬公司
Jointly controlled companies	**48,677**	36,836	共同控制公司
	(22,000)	34,512	

11. Earnings per share

Earnings per share are calculated by reference to the profit attributable to shareholders of HK$59,440,000 (1998 : HK$145,566,000) and to the weighted average 185,089,750 (1998 : 185,092,884) ordinary shares in issue.

11. 每股盈利

每股盈利乃根據股東應佔溢利港幣59,440,000元（一九九八年為港幣145,566,000元）及已發行之加權平均股份數目185,089,750股（一九九八年為185,092,884股）普通股計算。

12. Fixed assets 12. 固定資產

	Cost 原價				Depreciation 折舊				Net book value at 31st December 於十二月三十一日之賬面淨值		
	Balance at 31st December 1998 1998年終結餘 HK$000	Additions and transfers 增置及轉撥 HK$000	Adjustments and disposals 調整及出售 HK$000	Balance at 31st December 1999 1999年終結餘 HK$000	Balance at 31st December 1998 1998年終結餘 HK$000	Charge for 1999 1999年度折舊 HK$000	Adjustments and disposals 調整及出售 HK$000	Balance at 31st December 1999 1999年終結餘 HK$000	1999 HK$000	1998 HK$000	
Held by Group and Company:											*集團及公司擁有：*
Land held in Hong Kong											在香港持有之土地
- on medium term lease	21,021	-	-	21,021	215	429	-	644	**20,377**	20,806	- 中期租約
Buildings	1,145,000	-	(67,558)	1,077,442	14,295	26,325	-	40,620	**1,036,822**	1,130,705	樓宇
Plant, machinery and tools	877,623	29,405	(23,939)	883,089	195,725	56,203	(9,132)	242,796	**640,293**	681,898	廠房、機器及工具
Motor vehicles	90,677	11,725	(9,679)	92,723	61,426	10,745	(9,666)	62,505	**30,218**	29,251	汽車
Equipment and furniture	80,068	5,762	(8,141)	77,689	53,482	11,656	(7,871)	57,267	**20,422**	26,586	設備及傢具
Plant and buildings under construction	5,305	19,098	-	24,403	-	-	-	-	**24,403**	5,305	興建中廠房及樓宇
Total held by Group and Company	2,219,694	65,990	(109,317)	2,176,367	325,143	105,358	(26,669)	403,832	**1,772,535**	1,894,551	集團及公司擁有總額

As a result of further negotiations with contractors during 1999, the Company was able to release provisions made in 1998 for the construction costs of new facilities at Chek Lap Kok and Tseung Kwan O. The net book value amount reversed amounted to HK$81.1 million. The adjustment has no effect on the profit and loss account. Also included in disposals were fixed assets with net book value of HK$0.8 million, which were sold to BFGAAP during the year.

本公司於一九九九年內與承建商進一步磋商後，得以解除於一九九八年為赤鱲角及將軍澳新設施建築費作出之準備。解除之賬面淨值合共港幣八千一百一十萬元，有關調整對損益賬並無影響。出售並包括賬面值為港幣八十萬元之固定資產，該等固定資產乃於本年內出售予BFGAAP。

	Company 公司		
	1999 HK$000	1998 HK$000	
13. Subsidiary company			**13. 附屬公司**
Shares at cost	**300**	300	股份按成本

The Company holds 60% of the 500,000 ordinary shares of HK$1.00 each which have been issued by its subsidiary company, South China Aero Technology Limited (SCAT) and fully paid up. South China Aero Technology Limited is an unlisted company incorporated in Hong Kong engaged in trading of aviation products. Its operations are carried out principally in Hong Kong.

本公司擁有其附屬公司華南航空技術有限公司已發行及已全繳每股面值港幣一元之五十萬股普通股中百分之六十股權。華南航空技術有限公司乃在香港註冊之非上市公司，經營航空產品。其業務主要在香港。

	Group 集團		Company 公司		
	1999 HK$000	1998 HK$000	**1999 HK$000**	1998 HK$000	
14. Jointly controlled companies					**14. 共同控制公司**
Shares at cost - Unlisted	**169,233**	163,991	**169,233**	163,991	股份原值 - 非上市
Attributable post-acquisition profit	**122,835**	74,158	**-**	-	收購後應佔溢利
	292,068	238,149	**169,233**	163,991	
Share of goodwill eliminated	**(4,495)**	(4,495)			應佔商譽沖銷
Share of net assets	**287,573**	233,654			應佔資產淨值
Loans due from jointly controlled companies	**235,136**	182,910	**235,136**	182,910	共同控制公司欠款
Loans due to jointly controlled companies	**(1,150)**	-	**(1,150)**	-	欠共同控制公司借款
	521,559	416,564	**403,219**	346,901	
Dividends received and receivable from jointly controlled companies			**11,961**	6,456	已收及應收共同控制公司股息

14. Jointly controlled companies (cont'd)
At 31st December 1999, the financial results of material jointly controlled companies are as follows:

14. 共同控制公司(續)
於一九九九年十二月三十一日，主要共同控制公司之財務業績如下：

	HAESL 香港航空發動機維修服務		TAECO 廈門太古飛機工程		
	1999 HK$000	1998 HK$000	**1999 HK$000**	1998 HK$000	
Turnover	**1,431,699**	596,840	**440,786**	363,860	營業總額
Operating profit	**110,879**	83,934	**93,086**	56,256	營業溢利
Net finance charges	**(55,353)**	(30,044)	**(11,369)**	(10,224)	財務支出淨額
Share of results of associates	**–**	–	**(995)**	(5,159)	應佔聯屬公司業績
Profit before taxation	**55,526**	53,890	**80,722**	40,873	除税前溢利
Taxation	**(16,894)**	-	**–**	-	税項
Profit attributable to shareholders	**38,632**	53,890	**80,722**	40,873	股東應佔溢利
Net assets employed:					資產淨額包括：
Long-term assets	**797,345**	778,877	**745,759**	602,437	長期資產
Current assets	**744,609**	365,010	**160,254**	119,931	流動資產
	1,541,954	1,143,887	**906,013**	722,368	
Less: current liabilities	**666,359**	326,368	**187,120**	157,985	減：流動負債
Net assets	**875,595**	817,519	**718,893**	564,383	資產淨值
Financed by:					*資本來源：*
Shareholders' funds and loans	**553,201**	410,119	**503,237**	421,091	股東資金及借款
Long-term liabilities	**322,394**	407,400	**215,656**	143,292	長期負債
	875,595	817,519	**718,893**	564,383	

The jointly controlled companies which are unlisted are detailed below:

非上市之共同控制公司詳情如下：

	Place of incorporation and operation 註冊成立及經營地點	Owned directly 直接擁有	Owned by jointly controlled companies 共同控制公司擁有	Attributable to the Group 集團佔有	
AlliedSignal TAECO Aerospace (Xiamen) Company Limited	Xiamen 廈門	25%	10%	29%	廈門聯信太古宇航有限公司
BFGoodrich Aerospace Asia-Pacific Limited	Hong Kong 香港	49%	–	49%	BFGoodrich Aerospace Asia-Pacific Limited
Bridgestone Aircraft Tire Company (Asia) Limited	Hong Kong 香港	50%	–	50%	Bridgestone Aircraft Tire Company (Asia) Limited
GE Engine Services (Xiamen) Company Limited	Xiamen 廈門	–	20%	8%	通用電氣發動機服務(廈門)有限公司
Hong Kong Aero Engine Services Limited	Hong Kong 香港	50%	–	50%	香港航空發動機維修服務有限公司
Kai Tak Refuellers Company Limited	Hong Kong 香港	50%	–	50%	啟德航空油料有限公司
Shandong TAECO Aircraft Engineering Company Limited	Shandong 山東	20%	10%	24%	山東太古飛機工程有限公司
Singapore Aero Engine Services Pte. Limited	Singapore 新加坡	–	20%	10%	新加坡航空發動機維修服務有限公司
Taikoo (Xiamen) Aircraft Engineering Company Limited	Xiamen 廈門	42%	–	42%	廈門太古飛機工程有限公司
Lucas TAECO Aerospace (Xiamen) Company Limited	Xiamen 廈門	–	35%	15%	廈門盧卡斯太古宇航有限公司

14. Jointly controlled companies (cont'd)

AlliedSignal TAECO Aerospace (Xiamen) Company Limited provides repairs to aircraft hydraulic, pneumatic, avionic components and other aviation equipment.

BFGoodrich Aerospace Asia-Pacific Limited (BFGAAP) undertakes carbon brake machining and overhauls wheel hubs.

Bridgestone Aircraft Tire Company (Asia) Limited (BATASIA) retreads aircraft tyres and sells new aircraft tyres.

GE Engine Services (Xiamen) Company Limited will provide aircraft engine overhaul services and start operations in the first quarter of 2001.

Hong Kong Aero Engine Services Limited (HAESL) provides commercial aero engine overhaul services.

Kai Tak Refuellers Company Limited, which provided aircraft refuelling services at Kai Tak airport, has ceased operations.

Shandong TAECO Aircraft Engineering Company Limited provides heavy maintenance services for B737 aircraft.

Singapore Aero Engine Services Pte. Limited will provide Trent engine overhaul services and will be operational in the first half of 2002.

Taikoo (Xiamen) Aircraft Engineering Company Limited (TAECO) operates two double-bay hangars for aircraft heavy maintenance. The Company has agreed to acquire a further 3.64% interest in TAECO. The first instalment payment in relation to this transaction was paid in 1999 and the transaction is expected to be completed in mid-2000.

Lucas TAECO Aerospace (Xiamen) Company Limited provides repairs to aircraft fuel control, flight control and electrical components.

14. 共同控制公司（續）

廈門聯信太古宇航有限公司為飛機液壓、氣壓、航電零件及其他航空設備提供修理服務。

BFGoodrich Aerospace Asia-Pacific Limited (BFGAAP) 經營碳質掣動片切削工程及大修輪轂業務。

Bridgestone Aircraft Tire Company (Asia) Limited (BATASIA)翻鑄飛機輪胎及出售新飛機輪胎。

通用電氣發動機服務（廈門）有限公司將提供飛機發動機大修服務，並將於二零零一年第一季開始運作。

香港航空發動機維修服務有限公司提供商用飛機發動機維修服務。

在啟德機場提供飛機加油服務的啟德航空油料有限公司已停業。

山東太古飛機工程有限公司為波音737型飛機提供大型維修服務。

新加坡航空發動機維修服務有限公司將提供特倫特發動機大修服務，並將於二零零二年上半年開始運作。

廈門太古飛機工程有限公司在中國廈門經營兩個雙機位機庫，提供飛機大規模維修服務。本公司已協議再購入廈門太古飛機工程百分之三點六四權益。有關此項交易之首期付款已於一九九九年支付，預計交易將於二零零零年中完成。

廈門盧卡斯太古宇航有限公司為飛機燃油控制儀、航空控制儀及電器部件提供修理服務。

15. Deferred items

(a) *The staff loans are secured home purchase loans. The amount expected to be settled next year is included under debtors and prepayments in current assets.*

(b) *Promissory note*

The promissory note to a third party, which is irrevocable and interest-free, represents the balance of an instalment payment receivable relating to the sale of certain items of aircraft spare parts to a third party. The current portion of the promissory note is included under debtors and prepayments in current assets.

15. 遞延項目

(a) *職員借款乃有抵押之購置房屋貸款。預計下年度繳付之款項已納入流動資產賬之應收及預付賬內。*

(b) *期票*

該項發予第三者之不可撤回及免息期票乃指有關出售飛機零件若干項目予第三者之應收分期付款結餘。期票之現有部分已納入流動資產賬之應收及預付賬內。

	Group and Company 集團及公司				
	1999		1998		
	HK$000	HK$000	HK$000	HK$000	
(c) Deferred taxation					*(c) 遞延稅項*
At 1st January		49,297		29,939	一月一日結算
Transfer from/(to) profit and loss					撥自／（撥往）溢利及虧損
Current year charge	46,908		66,517		本年度支出
Attributable to a change in tax rate	–		(907)		由於稅率更改
Offset of tax loss	(44,596)	2,312	(46,252)	19,358	抵銷稅項虧損
At 31st December		51,609		49,297	十二月三十一日結算
Provided in the accounts in respect of:					在賬目中提撥以下項目：
Accelerated depreciation allowances		146,495		100,492	加速折舊免稅額
Offset of tax loss		(90,848)		(46,252)	抵銷稅項虧損
Other timing differences		(4,038)		(4,943)	其他時間差別
		51,609		49,297	

Provision has been made for all significant deferred taxation liabilities.

已為所有重大遞延稅項負債作出準備。

16. Stocks and work in progress

Stocks and work in progress are stated at the lower of cost, calculated on a weighted average basis, and net realisable value. The carrying amount of stocks and work in progress at year end carried at net realisable value is HK$54 million (1998 : HK$59 million) and HK$14 million (1998 : HK$20 million) respectively. The balance is carried at cost.

16. 存貨及未完工程

存貨及未完工程按以加權平均基準計算之成本與可變現淨值兩者中之較低者入賬。於本年底結算，以可變現淨值估值之存貨及未完工程賬面值分別為港幣五千四百萬元（一九九八年為港幣五千九百萬元）及港幣一千四百萬元（一九九八年為港幣二千萬元）。結餘以成本入賬。

	Company 公司 1999 HK$000	Company 公司 1998 HK$000	
17. Share capital			**17. 股本**
Authorised:			*法定股本：*
210,000,000 ordinary shares of HK$1.00 each	**210,000**	210,000	每股面值港幣 1.00 元普通股 210,000,000 股
Issued and fully paid:			*發行及繳足股本：*
185,089,750 ordinary shares of HK$1.00 each	**185,090**	185,090	每股面值港幣 1.00 元普通股 185,089,750 股

In 1998, 104,000 shares were purchased and cancelled.

於一九九八年，已購回及註銷104,000股股份。

	Revenue reserve 收益儲備 HK$000	Capital redemption reserve 資本贖回儲備 HK$000	Total 總額 HK$000	
18. Reserves				**18. 儲備**
Group				*集團*
At 31st December 1997	2,251,537	-	2,251,537	一九九七年十二月三十一日結算
Surplus retained for the year	34,512	-	34,512	本年度保留盈餘
Purchase of Company's shares				購回公司股份
- premium paid on purchase	(1,118)	-	(1,118)	- 購回溢價
- transfer between reserves	(104)	104	-	- 儲備轉撥
- dividends for purchased shares written back	56	-	56	- 購回股份股息撥回
At 31st December 1998	2,284,883	104	2,284,987	一九九八年十二月三十一日結算
Deficit retained for the year	**(22,000)**	**-**	**(22,000)**	本年度保留逆差
At 31st December 1999	**2,262,883**	**104**	**2,262,987**	一九九九年十二月三十一日結算

	1999 HK$000	1998 HK$000	
Comprising:			*包括：*
Revenue reserves			收益儲備
The Company	**2,133,151**	2,203,074	本公司
Subsidiary company	**6,897**	7,651	附屬公司
Jointly controlled companies	**122,835**	74,158	共同控制公司
	2,262,883	2,284,883	

	Revenue reserve 收益儲備 HK$000	Capital redemption reserve 資本贖回儲備 HK$000	Total 總額 HK$000	
Company				*公司*
At 31st December 1997	2,211,328	-	2,211,328	一九九七年十二月三十一日結算
Deficit retained for the year	(2,593)	-	(2,593)	本年度保留逆差
Purchase of Company's shares				購回公司股份
- premium paid on purchase	(1,118)	-	(1,118)	- 購回溢價
- transfer between reserves	(104)	104	-	- 儲備轉撥
- dividends for purchased shares written back	56	-	56	- 購回股份股息撥回
At 31st December 1998	2,207,569	104	2,207,673	一九九八年十二月三十一日結算
Deficit retained for the year	**(69,923)**	**-**	**(69,923)**	本年度保留逆差
At 31st December 1999	**2,137,646**	**104**	**2,137,750**	一九九九年十二月三十一日結算

Distributable reserves of the Company at 31st December 1999, calculated under section 79B of Hong Kong Companies Ordinance, amounted to HK$2,137,646,000 (1998 : HK$2,207,569,000).

根據香港公司條例第七十九(B)條計算，本公司於一九九九年十二月三十一日可分配之儲備為港幣 2,137,646,000 元（一九九八年為港幣 2,207,569,000 元）。

	Group and Company 集團及公司 1999 HK$000	1998 HK$000	
19. Long term loan			**19. 長期借款**
Outstanding at 1st January/inception	**118,788**	120,000	於一月一日／起始日未償還
Repayment during the year	**(2,577)**	(1,212)	於本年內償還
Balance at 31st December	**116,211**	118,788	十二月三十一日結算
Maturity profile:			還款期限：
Repayable within 1 year	**2,796**	2,577	於一年內償還
Repayable after 1 year but within 5 years	**13,783**	12,700	於一年後五年內償還
Repayable after 5 years	**99,632**	103,511	於五年後償還
	116,211	118,788	
Amount due within one year included under current liabilities	**(2,796)**	(2,577)	列入流動負債項下須於一年內償還款項
	113,415	116,211	

The loan is provided by Troon Limited, a subsidiary of Cathay Pacific Airways Limited, to the Company for the construction of storage areas for aircraft spares within the Company's facilities. The loan is unsecured and repayable over 40 semi-annual instalments from December 1998 to June 2018. It bears an interest rate of 8.35% per annum subject to review on the 10th anniversary. During the year, the interest incurred was HK$9,866,000 (1998 : HK$5,010,000). The loan arrangement constitutes a transaction with a related party as defined in the HK SSAP20.

該項借款由國泰航空有限公司之附屬公司Troon Limited提供予本公司，以在本公司的設施內興建飛機零件儲存庫。該項借款並無抵押，由一九九八年十二月至二零一八年六月分四十個半年期償還。年利率為百分之八點三五，於屆滿十周年時作出檢討。在本年內帶來利息為港幣9,866,000元（一九九八年為港幣5,010,000元）。根據會計實務準則第二十號界定，該項借款安排構成一項與一名有關連人士之交易。

	1999 HK$000	1998 HK$000	
20. Notes to consolidated cash flow statement			**20. 綜合現金流量表附註**
(a) Reconciliation of operating profit to net cash inflow from operating activities			*(a) 營業溢利與營業現金流入淨額對賬*
Operating (loss)/profit	**(24,938)**	53,901	營業（虧損）／溢利
Depreciation	**105,358**	93,989	折舊
Loss on disposal of fixed assets	**232**	3,616	出售固定資產虧損
Increase in promissory note	**(11,075)**	-	期票增加
Decrease/(increase) in stocks and work in progress	**31,037**	(31,454)	存貨及未完工程減少／（增加）
Decrease/(increase) in debtors and prepayments	**51,974**	(8,457)	應收及預付賬項減少／（增加）
Decrease in creditors and accruals	**(132,501)**	(63,822)	應付及應計賬項減少
Net cash inflow from operating activities	**20,087**	47,773	營業現金流入淨額

Provisions for construction costs of the new facilities at Chep Lap Kok and Tseung Kwan O in 1998 have been restated under fixed assets payments in the cash flow statement.

赤鱲角及將軍澳新設施建築費用在一九九八年之撥備已在現金流量表中的固定資產支出項下重新入賬。

20. Notes to consolidated cash flow statement (cont'd)

(b) This included the sale of fixed assets of HK$1.3million to BFGAAP (1998 : HK$72.2million to HAESL) as described in note 25.

20. 綜合現金流量表附註(續)

(b) 此包括如附註25所述出售予BFGAAP之固定資產港幣一百三十萬元(一九九八年出售予香港航空發動機維修服務為港幣七千二百二十萬元)。

	Share capital and reserves 股本及儲備 HK$000	Long-term loan 長期借款 HK$000	Minority interest 少數權益 HK$000	Total 總額 HK$000	
(c) Analysis of changes in financing					*(c) 融資變動分析*
At 31st December 1997	2,436,731	–	5,122	2,441,853	一九九七年十二月三十一日結算
Cash (outflow)/inflow from financing	(1,222)	118,788	–	117,566	融資之現金(流出)/流入
Minority interests' share of profit	–	–	180	180	少數權益之應佔溢利
Surplus retained for the year	34,512	–	–	34,512	本年度保留盈餘
Non-cash movement	56	–	–	56	非現金流動
At 31st December 1998	2,470,077	118,788	5,302	2,594,167	一九九八年十二月三十一日結算
Cash outflow from financing	**–**	**(2,577)**	**–**	**(2,577)**	融資之現金流出
Minority interests' share of profit	**–**	**–**	**298**	**298**	少數權益之應佔溢利
Deficit retained for the year	**(22,000)**	**–**	**–**	**(22,000)**	本年度保留逆差
Dividends paid to minority shareholders	**–**	**–**	**(800)**	**(800)**	付予少數股東之股息
At 31st December 1999	**2,448,077**	**116,211**	**4,800**	**2,569,088**	一九九九年十二月三十一日結算

	1999 HK$000	1998 HK$000	
(d) Analysis of changes in cash and cash equivalents			*(d) 現金及現金等價物變動分析*
At start of the year	**429,265**	889,315	本年度開始
Decrease in cash and cash equivalents	**(340,017)**	(460,050)	現金及現金等價物減少
At end of the year	**89,248**	429,265	本年底結算
(e) Analysis of changes in net liquid funds			*(e) 流動資金淨額變動分析*
At start of the year	**433,912**	1,059,414	本年度開始
Decrease in net liquid funds	**(330,948)**	(625,502)	流動資金淨額減少
At end of the year	**102,964**	433,912	本年底結算
(f) Analysis of net liquid funds at end of the year			*(f) 本年底流動資金淨額分析*
Cash and cash equivalents			現金及現金等價物
– Deposits and bank balances	**89,248**	429,265	– 存款及銀行結存
– Deposits maturing after 3 months	**13,716**	4,647	– 逾三個月定期存款
	102,964	433,912	

	Group and Company 集團及公司 1999 HK$000	1998 HK$000	
21. Capital commitments			**21. 資本性承擔**
Contracted for but not provided in the accounts	**56,843**	42,847	經訂約但未在賬項中作準備
Authorised by directors but not contracted for	**19,142**	30,548	經董事局批准但未訂約

The above commitments include the acquisition of a further 3.64% shareholding in TAECO, which is expected to be completed in the middle of 2000.

上述承擔包括再購入廈門太古飛機工程百分之三點六四股權，預計將於二零零零年年中完成。

	1999 HK$000	1998 HK$000	
Amount of capital commitments related to the Group's interest in jointly controlled companies and not included in the above are as follows:			與集團在共同控制公司之利益有關但上述並無包括在內之資本性承擔總額如下：
Contracted for but not provided in the accounts	**19,605**	61,618	經訂約但未在賬項中作準備
Authorised by directors but not contracted for	**23,721**	63,017	經董事局批准但未訂約

	Group and Company 集團及公司 1999 HK$000	1998 HK$000	
22. Lease commitments			**22. 租賃承擔**
At 31st December 1999 commitments under operating leases to make payments in the next year were as follows:			一九九九年十二月三十一日結算，須在下年度支付之營業租賃承擔如下：
Land and buildings:			*土地及樓宇：*
Leases expiring:			租約期滿時間：
- Within 1 year	**606**	5,016	- 一年內
- After 1 year but within 5 years	**747**	12,046	- 一年後五年內
- After 5 years	**70,773**	81,409	- 五年後
	72,126	98,471	

23. Retirement benefits

The Hong Kong Aircraft Engineering Company Local Staff Retirement Benefits Scheme provides resignation and retirement benefits to its members, who are employed locally, upon their cessation of service with the Company. The Company meets the full cost of all benefits due by the Scheme to members, who are not required to contribute to the Scheme.

Staff employed on expatriate terms are eligible to join another scheme, the Hong Kong Aircraft Engineering Company Staff Retirement Benefits Scheme. Both members and the Company contribute to the Scheme.

The two Schemes are defined benefit plans. The latest actuarial valuation was undertaken as at 1st January 1999 by Watson Wyatt, an independent firm of actuaries, using the attained age method. The valuation reported that the asset market valuation as a percentage of the present value of past service liabilities was 102% for the Local Staff Scheme and 141% for the Expatriate Staff Scheme assuming a long-term average investment return of 1% higher than the average salary escalation rate and recommended that the Company contributions should be set at 14% and 8% of salaries respectively. Based on these percentages the funding cost charged to the profit and loss account in respect of these Schemes in 1999 was HK$95,000,000 (1998 : HK$111,000,000).

23. 退休福利

香港飛機工程有限公司之本地僱員退休福利計劃，為其在本地僱用之員工離職時提供退休福利。公司承擔職員根據該計劃所享有之一切福利之全部費用，職員毋須向該計劃供款。

按海外僱傭條款僱用之職員則可參加另一個計劃，即香港飛機工程有限公司職員退休福利計劃。職員及公司均須向該計劃供款。

該兩項計劃均屬界定退休福利計劃。該等計劃於一九九九年一月一日之最新精算估值已由一間獨立之精算公司 Watson Wyatt 按已達工齡法計算。其報告指出，假定投資之長期平均回報較薪金之平均增幅高百分之一，本地僱員及海外僱用職員退休福利計劃之資產市值與過往服務應計福利承擔之現值比率分別為百分之一百零二及百分之一百四十一，並建議公司供款應分別定為薪金之百分之十四及百分之八。按此等百分率計算，一九九九年就該等計劃記入損益賬之供款為港幣95,000,000元（一九九八年為港幣111,000,000元）。

24. Contingent liabilities

The Company has given guarantees in respect of loan facilities granted to jointly controlled companies to the extent of HK$107,000,000 (1998 : HK$452,000,000) of which HK$100,000,000 (1998 : HK$324,000,000) was utilised as at 31st December 1999.

24. 或有負債

本公司為共同控制公司之借款融資提供擔保，數額達港幣107,000,000元（一九九八年為港幣452,000,000元），而截至一九九九年十二月三十一日止，其中港幣100,000,000元（一九九八年為港幣324,000,000元）已予使用。

25. Related Party Transactions

The Group has a number of transactions with its related parties. All trading transactions are conducted on normal commercial terms in the ordinary and usual course of business. The aggregated transactions and balances which are material to the Group and which have not been disclosed elsewhere in the annual report are summarised below:

25. 有關連人士交易

本集團有若干有關連人士交易。所有交易均按照一般商業條件以及正常業務程序下進行。本集團之重大及未有在此年報其他章節披露之上述交易總值及年終結餘摘要如下：

		Jointly Controlled Companies 共同控制公司		Other Related Parties 其他有關連人士		Total 總計			
	Note	**1999 HK$M**	1998 HK$M	**1999 HK$M**	1998 HK$M	**1999 HK$M**	1998 HK$M		附註
Revenue from provision of services	a	**131.5**	121.1	**917.5**	1,057.4	**1,049.0**	1,178.5	提供服務所得之收入	a
Purchase of services	b	**32.9**	26.1	**7.1**	8.7	**40.0**	34.8	購買服務	b
Sales of assets	c	**1.3**	72.2	**–**	–	**1.3**	72.2	出售資產	c
Debtors at 31st December	d			**76.4**	98.0			十二月三十一日結算應收賬項	d
Creditors at 31st December	d			**8.1**	7.6			十二月三十一日結算應付賬項	d

Note:

a. Revenue from the provision of services to jointly controlled companies comprised mainly services to HAESL and TAECO. Services provided to HAESL included engine component repairs charged at normal commercial rates and the provision of certain administrative services charged at cost based on the agreement with Rolls-Royce concerning the formation of HAESL. Services provided to TAECO related principally to charges at commercial rates covering the stationing of a working team of approximately 156 people in TAECO and management services. Services provided to other jointly controlled companies included component and other operational support charged at normal commercial rates.
Revenue from the provision of services to other related parties comprised maintenance charges for the Cathay Pacific Airways fleet, the Dragonair and Air Hong Kong fleets as well as logistic support and storage charges for Cathay Pacific Airways.

b. Purchases of services from jointly controlled companies comprised overhaul charges for work carried out on aircraft components by HAESL and BATASIA.
Purchases of services from other related parties comprised mainly a services fee payable to John Swire & Sons of HK$0.3 million (1998 : HK$3.0 million) and reimbursement, at cost, of expenses incurred of HK$6.6 million (1998 : HK$5.4 million).

c. The fixed assets sold by the Company in 1999 were sold to BFGAAP at normal commercial value. The fixed assets sold by the Company in 1998 were sold to HAESL at book value prior to the closure of Kai Tak facilities based on the agreement with Rolls-Royce concerning the formation of HAESL.

d. The outstanding amounts at 31st December 1999 due from/to other related parties are contained respectively in "debtors and prepayments" and "creditors and accruals" in the consolidated and company balance sheet.

With the exception of the services fee payable to John Swire & Sons Limited as described in Note b, none of the above related party transactions constitute a disclosable connected transaction as defined in the Listing Rules.

附註：

a. 向共同控制公司提供服務所得之收入主要包括為香港航空發動機維修服務及廈門太古飛機工程提供之服務。為香港航空發動機維修服務提供之服務包括按一般商業價格收費之發動機部件修理，及根據與勞斯萊斯就成立香港航空發動機維修服務所訂之協議按成本收費提供之若干行政服務。為廈門太古飛機工程提供之服務主要為在廈門太古飛機工程派駐一個約一百五十六人的工作小組按商業價格收取之費用及管理服務費。向其他共同控制公司提供之服務包括按一般商業價格收費之部件及其他運作支援。
向其他有關連人士提供服務所得之收入包括向國泰航空機隊、港龍航空及華民航空機隊收取之維修費及向國泰航空收取之後勤支援及儲存開支。

b. 自共同控制公司購買之服務包括向香港航空發動機維修服務及 BATASIA 支付之飛機部件大修費用。
自其他有關連人士購買之服務主要為向英國太古集團支付港幣三十萬元（一九九八年為港幣三百萬元）之服務費，及按成本計算而補償費用港幣六百六十萬元（一九九八年為港幣五百四十萬元）。

c. 本公司於一九九九年出售之固定資產乃按一般商業價值向 BFGAAP 出售。本公司於一九九八年出售之固定資產乃根據與勞斯萊斯就成立香港航空發動機維修服務所訂之協議，於啟德機場設施關閉前以賬面價值向香港航空發動機維修服務出售。

d. 來自／由於其他有關連人士之一九九九年十二月三十一日結算應收／應付賬項分別列載於「綜合資產負債表」及「公司資產負債表」之「應收及預付賬項」及「應付及應計賬項」內。

除於附註 b 所述向英國太古集團有限公司支付之服務費外，上述有關連人士交易並不構成上市規則所界定之須予披露關連交易。

26. Subsequent events

(a) In February 2000 the Company signed sale and purchase agreements for the disposal of 12 residential housing units at Twin Bay Villas, Clearwater Bay Road, Sai Kung, New Territories. These properties were originally acquired in 1970 for the accommodation of expatriate staff. Net sales proceeds of HK$82 million are expected on completion of these transactions, and a gain on disposal of the same amount will be recognised in the profit for the year 2000.

(b) In February 2000 SIA Engineering Company Pte Limited exercised an option to acquire a 10% stake in HAESL, 5% of which will be purchased from Rolls-Royce plc and 5% of which is to be acquired from the Company. This transaction is expected to be completed in March 2000. The Company expects to receive net sales proceeds from the transaction of not less than HK$49.2 million, and a gain of approximately HK$21.0 million will be recognised in the profit for the year 2000.

26. 期後事件

(a) 二零零零年二月，本公司簽訂買賣協議，出售十二個位於新界西貢清水灣道勝景別墅之住宅單位。此等物業原於一九七零年購入以作外籍員工之居所。預計此等交易完成後將帶來港幣八千二百萬元收入，而同等金額之出售收益將記入二零零零年溢利中。

(b) 二零零零年二月，新航工程有限公司行使一項選擇權，購入香港航空發動機維修服務百分之十權益，其中百分之五將從勞斯萊斯公司購入，另外百分之五將從本公司購入。預計此項交易將於二零零零年三月完成。本公司預計將從該項交易獲得不少於港幣四千九百二十萬元收入，而約港幣二千一百萬元收益將記入二零零零年溢利中。

Auditors' Report

核數師報告書

Auditors' report to the shareholders of
Hong Kong Aircraft Engineering Company Limited
(Incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 31 to 46 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

Respective responsibilities of directors and auditors

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the accounts give a true and fair view, in all material respects, of the state of affairs of the Company and the Group as at 31st December 1999 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 7th March 2000

致香港飛機工程有限公司
(於香港註冊成立之有限公司)
全體股東

本核數師已完成審核第三十一頁至四十六頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

香港公司條例規定董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合 貴公司與 貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述，作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目在各重大方面足以真實兼公平地顯示 貴公司與 貴集團於一九九九年十二月三十一日結算時之財務狀況，及 貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥為編製。

羅兵咸永道會計師事務所
香港執業會計師

香港，二零零零年三月七日

Group Profile

Hong Kong Aircraft Engineering Company Limited is engaged in the business of maintenance, refurbishment and modification of commercial aircraft and the repair and overhaul of aircraft components. The Company is based principally at Hong Kong International Airport with certain component and avionics overhaul activities based at Tseung Kwan O. It employs a total of some 3,700 staff in three primary operating divisions and a number of support departments.

Line Maintenance division

The line maintenance division employs around 1,500 people. The division consists of a number of production departments, supported by a planning department and a technical support department.

Line maintenance, avionics and ramp services departments provide a comprehensive range of technical and non-technical services to airlines operating through the airport. Technical services offered include routine maintenance, defect rectification and comprehensive repair capability. Non-technical services offered include aircraft towing, ground power supply, air-conditioning, air starting, water and toilet servicing, cabin cleaning and aircraft washing.

Base Maintenance division

The base maintenance division employs around 1,250 people. The division has several production departments, supported by a planning and production control department and a technical services department.

Aircraft maintenance and avionics departments perform a full range of scheduled maintenance checks for customers which rely upon the Company for comprehensive support and in addition undertake periodic aircraft checks, modifications and overhaul work on a wide variety of aircraft types. They are assisted by the sheet metal and support services departments which provide specialist skills in such areas as sheet metal, fabric, carpet, safety equipment, seats, painting and cabin maintenance.

The planning and production control department plans the work carried out by the division. The technical services department provides comprehensive technical services to scheduled customers. It also offers aircraft technical inspection and appraisal service to aircraft owners and operators.

The division operates a single hangar capable of fully enclosing three wide-bodied aircraft side by side at the western end of Hong Kong International Airport. The facility is used to perform periodic checks and structural modifications for a wide range of commercial aircraft. Aircraft commonly serviced are B747 and B777, A320, A330 and A340, and Lockheed TriStar.

Overhaul division

The overhaul division occupies a five-storey building at Tseung Kwan O with more than 7,000 square metres of modern workshop space, and employs around 220 people. The division is subdivided into separate departments for components and avionics overhaul supported by a planning department and a technical services department. It also operates a purpose-built equipment testing and calibration centre which is also available to third parties.

集團簡介

香港飛機工程有限公司之業務範圍包括保養、翻新與改裝商用飛機及修理與大修飛機零件。本公司主要以香港國際機場為基地，並在將軍澳設有若干零件及航電大修設施。本公司僱用員工總數約三千七百名，分隸三個主要工作部門及多個支援部門。

外勤維修部

外勤維修部僱用員工約一千五百人，包括多個生產部門，由策劃部及技術支援部協助工作。

外勤維修、航電及機坪服務部為飛經機場之各航空公司屬下航機提供全面技術性及非技術性服務。技術性服務包括例行維修、損壞修理及各種形式之修理工作。非技術性服務包括拖曳飛機、供應地面電力、提供地面空調、空氣起動、供應食水、清潔衛生間、清潔機艙及清洗飛機等。

基地維修部

基地維修部僱用員工約一千二百五十人，設有數個生產部門，由策劃及生產控制部及技術服務部協助工作。

航機維修及航電部門為倚賴公司提供綜合支援服務之客戶進行全面的定期維修檢查，並為不同類型之飛機進行定期飛機檢查、改裝及大修工程。該等部門由金屬片及支援服務部協助，為客戶提供金屬片、飛機蒙皮、地毯、安全設備、座椅、油漆及機艙保養等各方面之專業技能。

策劃及生產控制部策劃由基地維修部負責的工作。技術服務部為定期客戶提供全面之技術服務，同時並為飛機擁有人及經營者提供飛機技術性檢查及鑑定服務。

基地維修部在香港國際機場西端營運一個可完全容納三架廣體飛機並列的單一機庫。機庫內之設備可替各種類型商業飛機進行定期檢查及結構改裝。該部門通常為 B747 及 B777 型飛機、 A320 、 A330 與 A340 型飛機及洛歇三星式飛機提供維修。

大修部

大修部門在將軍澳擁有一幢五層高樓宇，提供逾七千平方米之現代化工場空間，僱用員工約二百二十人。該部門又劃分為部件及航電大修支部，由策劃部及技術服務部協助工作。此外，該部門並營運一個專門設立的設備測試及測定中心，亦為非基本客戶提供服務。

部件大修部負責機械、液壓、氣壓及燃油系統零件之維修，範圍包括起落架、掣動器、空氣循環機器、燃油控制組件及組合驅動發電機。

航電大修部分為電器、儀錶及無線電工場及自動測試設備組。此等工場均可大修波音飛機及空中巴士飛機所用之某些航電儀器。

支援部門

除一般支援工作包括財務、電腦服務、人事及市務外，本公司尚有若干專業支援職務。

產品質素保證部負責釐定工作表現標準，並監察各營運部門，以確保操作符合標準。

培訓部門為新招募及富經驗之員工提供各種課程，包括專為考取各民航當局簽發以證明本公司工程之執照及認可證所需之課程。

The component overhaul department covers mechanical, hydraulic, pneumatic and fuel system components. The Company's capability includes the overhaul of landing gear, brakes, air cycle machines, fuel control units and integrated drive generators.

The avionics overhaul department is divided into the electrical, instrument and radio workshops and the automatic test equipment section. These workshops can overhaul certain avionics used on Boeing and Airbus aircraft.

Support departments

In addition to the normal support activities which include finance, computer services, personnel and marketing, the Company undertakes a number of specialized support functions.

The quality assurance department sets standards for the performance of work and monitors operating divisions to ensure compliance.

The training department provides a wide variety of courses for both new recruits and experienced staff including those required to obtain licences and approvals from various civil aviation authorities to certify work performed by the Company.

Separate departments maintain the specialized vehicles used in the Company's business, control the modification, repairs and maintenance of the Company's buildings and facilities and oversee the purchase and storage of aircraft spare parts.

Subsidiary and jointly controlled companies

South China Aero Technology Limited is a joint venture with the China National Aero-Technology Import and Export Corporation, which is owned by the Chinese Government. The company is 60% owned and trades in aviation products with China.

Taikoo (Xiamen) Aircraft Engineering Company Limited operates two double-bay hangars in Xiamen, China. The company is 41.8% owned, with other investors comprising Xiamen Aviation Industry Company Limited, Beijing Kai Lan Technology Development Service Company Ltd., a


BLANCHARD
CAUTION

Carbon brake machining at BFGoodrich Aerospace Asia-Pacific Limited.

BFGoodrich Aerospace Asia-Pacific Limited 的碳質掣動片切削工程。

不同部門專責保養公司業務上所需專用車輛，控制改良、修理及保養本公司之樓宇及設備，並監管飛機零件之採購及庫存。

附屬公司及共同控制公司

華南航空技術有限公司是本公司與中國政府擁有之中國航空技術進出口公司合資聯營之公司。本公司擁有其百分之六十權益，該公司與中國經營航空產品業務。

廈門太古飛機工程有限公司在中國廈門經營兩個雙機位機庫。該公司由本公司擁有百分之四十一點八權益，其他投資者包括廈門航空工業有限公司、中國民用航空局之全資附屬公司北京凱蘭航空技術開發服務有限公司、國泰航空有限公司、日本航空株式會社、新航工程有限公司及波音商業飛機集團。

香港航空發動機維修服務有限公司由本公司擁有半數權益，乃與勞斯萊斯公司合資聯營，在香港將軍澳提供商用飛機發動機大修服務。

廈門聯信太古宇航有限公司乃與 Honeywell International Incorporation 合資聯營，而 Honeywell International Incorporation 為聯信與 Honeywell 於一九九九年成立之合併公司。本公司及廈門太古飛機工程分別擁有廈門聯信太古宇航百分之二十五及百分之十權益。該公司為飛機液壓、氣壓、航電零件及其他航空設備提供修理服務。

BFGoodrich Aerospace Asia-Pacific Limited 由本公司擁有百分之四十九權益，乃與 B. F. Goodrich Company 合資聯營，在香港經營碳質掣動片切削工程及大修輪轂業務。

Bridgestone Aircraft Tire Company (Asia) Limited 由本公司擁有半數權益，乃與日本 Bridgestone Corporation 合資聯營，在香港翻鑄飛機輪胎，並擁有 Bridgestone 除日本外在亞洲地區之飛機輪胎代理權。

山東太古飛機工程有限公司乃與山東航空公司合資聯營，由本公司及廈門太古飛機工程各擁有百分之二十及百分之十權益，為 B737 型飛機提供大型維修工程。

通用電氣發動機服務（廈門）有限公司乃與通用電氣有限公司及廈門航空工業有限公司合資聯營，由廈門太古飛機工程擁有百分之二十權益。該公司將提供飛機發動機大修服務，並將於二零零一年首季開始運作。

廈門盧卡斯太古宇航有限公司乃與 TRW Incorporation 合資聯營，而 TRW Incorporation 於一九九九年收購 LucasVarity。廈門太古飛機工程擁有廈門盧卡斯太古宇航百分之三十五權益。該公司為飛機油料控制儀、航班控制儀及電器部件提供修理服務。

新加坡航空發動機維修服務有限公司乃與新航工程有限公司及勞斯萊斯公司合資聯營，由香港航空發動機維修服務擁有百分之二十權益。該公司將提供特倫特發動機大修服務，並將於二零零二年上半年開始運作。

wholly owned subsidiary company of Civil Aviation Administration of China, Cathay Pacific Airways Limited, Japan Airlines Company Limited, SIA Engineering Company Pte Limited and Boeing Commercial Airplane Group.

Hong Kong Aero Engine Services Limited is 50% owned and is a joint venture with Rolls-Royce plc. It provides commercial aero engine overhaul services at Tseung Kwan O, Hong Kong.

AlliedSignal TAECO Aerospace (Xiamen) Company Limited is a joint venture with Honeywell International Incorporation, the merged entity between AlliedSignal and Honeywell formed in 1999. It is 25% owned by the Company and 10% owned by TAECO. It provides repairs to aircraft hydraulic, pneumatic, avionic components and other aviation equipment.

BFGoodrich Aerospace Asia-Pacific Limited is 49% owned and is a joint venture with the B.F. Goodrich Company. It undertakes carbon brake machining and overhauls wheel hubs in Hong Kong.

Bridgestone Aircraft Tire Company (Asia) Limited is 50% owned and is a joint venture with the Bridgestone Corporation of Japan for the retreading of aircraft tyres in Hong Kong. It also holds the Bridgestone tyre agency for aircraft tyres for Asia, with the exception of Japan.

Shandong TAECO Aircraft Engineering Limited is a joint venture with Shandong Airlines. It is 20% owned by the Company and 10% owned by TAECO. It provides heavy maintenance for B737 aircraft.

GE Engine Services (Xiamen) Company Limited is a joint venture with General Electric Company Limited and Xiamen Aviation Industry Company Limited. It is 20% owned by TAECO. It will provide aircraft engine overhaul services and start operations in the first quarter of 2001.

Lucas TAECO Aerospace (Xiamen) Company Limited is a joint venture with TRW Incorporation, which acquired LucasVarity in 1999. It is 35% owned by TAECO. It provides repairs to aircraft fuel control, flight control and electrical components.

Singapore Aero Engine Services Pte. Limited is a joint venture with SIA Engineering Company Pte Limited and Rolls-Royce plc. It is 20% owned by HAESL. It will provide Trent engine overhaul services and will be operational in the first half of 2002.

Component testing at AlliedSignal TAECO Aerospace (Xiamen) Company Limited.
廈門聯信太古宇航有限公司進行部件測試。





Swire Group